SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2004

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Rua Lauro Muller, 116 - sala 3702
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT REPORT FOR 2003

MESSAGE FROM CEO and Chairman

INTEGRATION, GROWTH AND FUTURE

It is with great pleasure and optimism that we present the excellent results of CSN for 2003, which fully rewards the efforts undertaken by our entire staff of 8,500 employees in creating value for the shareholders.

Despite the uncertainties that we have often faced due to the volatile economic scenario both in Brazil and abroad, CSN has succeeded in imparting a purposeful, vigorous, and innovative management to its business, which has led us to reach the results portrayed in this balance sheet.

We have also moved forward in improving the Company’s management model – a first step towards achieving progressively greater integration, process development and an increase in synergies.

Thanks to the professionalism and commitment shown by CSN staff, the Company recorded considerable achievements in 2003. CSN Paraná introduced two innovative products in the market - Galvalume and Pre-painted steel - that attend a promising market niche due to their high quality and ample applications. We are stronger at the distribution segment with the support of solid partnerships and of our INAL subsidiary, which is today the largest Brazilian distributor of flat steel products, with countrywide service and distribution centers. Once more, we have beaten crude steel production records, a result of the technical and technological efficiency that affords state of the art quality and the lowest production cost in the world to CSN.

Overseas, the conclusion of the acquisition of CSN LLC (USA) and of 50% of Lusosider (Portugal) strengthen our position as a global Company and represent confident steps in the Company’s internationalization process.

Regarding our environmental responsibility, we have consolidated our conquests in 2003, particularly following our ISO-14001 certification of the Presidente Vargas Mill and of the Casa de Pedra iron ore mine. Investments totaling US$ 100 million in environmental protection equipment and technology were made, with measurable results comparable to top international standards.

Our social responsibility projects, conducted by CSN Foundation, consolidate and amplify our presence within the communities where we operate. These relevant projects seek to provide full citizenship development to youngsters between 8 and 16 years old, besides sponsoring cultural and sustainable development projects in those communities.

For all these reasons, the performance of our shares in the stock exchanges, both in Brazil and overseas, were also outstanding in 2003 and the outlook for 2004 is even better.

We begin 2004 with renewed confidence. The agility built into the Company’s processes make us confident in even better results than last year’s. We have structured our actions to capture the most of this positive momentum in the steel industry worldwide, and, therefore, to ensure a successful outcome from our investments.

Our great challenge from 2004 on will be to transform the mining activity into a real business. The massive projected investments in the Casa de Pedra iron ore mine will represent an increase in production capacity to 40 million tons per year. With growing demand for ore, the production in excess of our own needs tends to have exponentially increased demand. And we are getting ready to respond accordingly.

Our confidence in CSN’s present and future is very well based. We have always believed in the entrepreneurship of the national capital and in the Brazilian enormous competitive potential to face global markets in several industries. The result presented in 2003 increases and strengthens this belief. Moreover, it makes us predict that in our segments, the Brazilian company may shortly become unbeatable in global markets.

Benjamin Steinbruch

THE COMPANY

Companhia Siderúrgica Nacional (CSN) is one of the main integrated steel mill complexes in Brazil and Latin America. We have activities in all business which are related, complementary and urge the steel, the Company’s main business. Our activities come from iron ore, limestone, and dolomite mining - steel production raw materials and excellent commercial opportunities - to the distribution, passing through a state of the art mill, including metallurgy and rolling, having today the most complete flat steel portfolio of the continent. We could not be present to other vital segments to our business: in the distribution segment we have INAL, a distribution company that maintains service and distribution centers all over the country; we also operate the coal and container terminal concessions at the Sepetiba Port, in the state of Rio de Janeiro, both with huge capacity. Moreover we have participation in two relevant railways in the transportation of our raw materials and products. Our hidroeletrical participations at Itá and Igarapava, allied to the Thermoeletrical Plant at Presidente Vargas Mill inaugurated in 1999, guarantee our industrial units self-sufficiency in energy.

Our activities go beyond this: we are also present at the two-piece steel can segment, through Metalic, the only Brazilian company producing this product, for which the Brazilian market is just beginning. This integrated and perfectly aligned strategy to our core business has placed CSN in a leading position in the Brazilian steel industry. Besides being one of the most competitive flat steel producers in the world, we have the lowest production cost in the industry and we continue to develop programs towards the increase of our productivity and to promote logistics and infrastructure improvement in services and assets.

We currently have a production capacity of 5.8 million tons per annum of crude steel and our strategy is directed to generate solutions for our customers, by means of an ample portfolio of high value-added products; cold and hot-rolled products, tin plate, Galvalume, and galvanized steel. With market support concentrated in specific consumer areas through our Marketing Units, we seek to match our products, with excellence, to customers’ needs.

We continue to look for international growth opportunities, and accordingly we have recently concluded a 50% acquisition of Lusosider Projectos Siderúrgicos S.A. (Lusosider), a steel mill located in Portugal, and also of CSN LLC, a galvanizing facility in the United States.

CSN’s origin is closely connected to the advent of manufacturing activity in Brazil. Having been founded in 1941, it began operations with the inauguration of the Presidente Vargas Mill in 1946; several large-scale expansion projects were implemented in the 1970’s and 1980’s, and privatization took place in 1993. As of that occasion a new investment cycle was put into effect with a view to modernizing productive processes and the organizational structure.

Currently, our structure comprises a Board of Executives Officers with a Chief Executive Officer and five Executive Officers – Operations, Commercial, Infra-Structure and Energy, Administration&Participations and Investments&Investor Relations – that report to a Board of Directors comprised by seven members, four of these independents.

BUSINESS ENVIRONMENT

A virtuous cycle began to appear in Brazil in 2003 with the stabilization of economic policy implemented by the new Brazilian government. Government reiterated its commitments with fiscal and macro-economic austerity as expounded during the electoral campaign, restoring investor confidence that the country would remain on course for the following years.

This stabilization of domestic economic policy and the improved international economic scenario contributed in restoring the Real’s balance. We have kept our debt totally protected from possible foreign exchange fluctuations during the year; Moreover, we have been successful in extending maturities to longer terms and at lower funding costs. We have also succeeded in increasing exports during the course of the year, thus consolidating our position in the foreign market when the domestic market was depressed. This year we expect to strengthen our presence in the domestic market, in which higher value-added products will be welcome in the new impending domestic growth cycle.

As regards the steel industry, as long as the macro-economic factors remain in this virtuous circle, Europe and United States should increase demand for steel at the same time that they rationalize supply by shutting down non-competitive capacity. Another positive factor for the international market was the announcement in late 2003 of the end of Resolution 201, which had dictated quotas and surcharges on US steel imports. This factor will also contribute to activate sales to the United States.

Yet to be considered is the continuing high steel demand by China, which during the previous year had been one of the main parties responsible for consecutive price hikes - and which had recently imposed surcharges on imported steel because of alleged dumping by certain countries. As Brazil was not included, our penetration in this market shows a growth potential. Steel industry prices estimates trend upwards, which has began in the last year. It is estimated that steel prices will increase again in 2004, as evidenced by rising foreign market prices early this year.

FINANCIAL PERFORMANCE

EBITDA and net income

2003 was a year highlighted by a great victory: for the second straight year our EBITDA hit a record level and totaled R$ 2.9 billion (R$ 3.0 billion in the consolidated statement), with a margin corresponding to 47% of net revenues (43% in the consolidated statement). As a consequence of this operating performance, we recovered the R$ 219 million loss recorded in 2002 and showed the excellent net income of R$ 1,059 million in the parent company (R$ 1,031 million in the consolidated statement).

Several factors were instrumental for this income figure. The Presidente Vargas Mill achieved several production records during the year and our volume of sales, in spite of slack domestic demand, totaled 4.9 million tons, 0.1 above 2002 sales. Net revenues were benefited by higher average prices practiced and reached R$ 6.2 billion, an increase of 34%. Despite the pressure on production costs and the unfavorable exchange rates for exports, we upheld our EBITDA margin at a level that sets CSN aside among the leading companies in the industry.

At year-end 2003, our consolidated net indebtedness stood at R$ 4.9 billion, in line with the position as of December 2002. We reduced our indebtedness from 2.1x to 1.6x consolidated EBITDA. Moreover, in accordance with our foreign exchange hedging strategy, we kept our average cost of net consolidated debt at 11% per annum, equal to 46% of CDI [Interbank Overnight Interest Rate].

With stabilized cost of funding in Reais and in the light of our Company's strong cash generating capability, we expect to present even better results in the next years.

Production

Crude steel production in 2003 increased by 0.2 million tons, and rolled products by 0.3 million as compared to 2002. This expansion resulted from the enhanced operating performance of equipment revamped in 2001, such as Blast Furnace # 3 (AF-3) and Hot Strip Mill # 2 (LTQ-2), which reached full capacity in 2003. In the las year CSN production totaled 5.3 million tons of crude steel and 4.8 million tons of rolled products (measured at the output of the continuous casting unit and the Hot Strip Mill – which differs from inventories due to normal processing losses). Its worth to mention that this volume does not take into account the 0.2 million tons of hot-rolled coils purchased from third parties. Molten steel production reached a level of 5.5 million tons, 4% above the volume recorded in 2002.

During the course of 2003, the Presidente Vargas Mill showed an excellent operating performance: average productivity in terms of tons of crude steel per man/year grew 8% in comparison to 2002, and reached 946 tons per man/year.

Sales

In 2003, we sold 4.5 million tons of rolled products and 0.4 million tons of semi-finished goods (slabs), totaling 4.9 million tons. This volume exceeded 2002 sales by 0.1 million tons. On the whole, participation of coated products (higher value-added products) stood at 37%.

We sold 3.1 million tons in the domestic market in 2003, equal to 63% of total volume. The 0.1 million reduction as compared to 2002 arose from lower business activity in the country, encouraging greater trading volume in overseas markets. However, our domestic market share resumed its growth towards the end of the year in all of the market segments, particularly in construction.

In turn, the 1.8 million tons in exports increased by 0.2 million tons and offset the lower domestic sales. Thus, exports contribution ended the year at a level of 4 percentage points above the previous year’s performance.

In 2003 we exported our products to over 50 countries in every continent, especially to Asia (60%), Europe (17%), Latin America (14%), and North America (6%). We expanded our market share significantly doing business in Asia, in comparison to 2002, in view of increasing demand in China.

In 2004, we estimate not only to consolidate our export position but also to increase the integration of our activities in Brazil with the overseas units, adding value to our exports.

Our consolidated operations sold 5.0 million tons (the same level as for 2002), of which 4.6 million tons of rolled products and 0.4 million tons in slabs. The increase in relation to the Parent Company reflects the activities of Lusosider and CSN LLC, acquisitions made in 2003 but only consolidated in the course of that year’s second semester. Our goals for 2004 are challenging enough: it is our intention to increase total sales volume and improve even more our product and market mix.

EBITDA

The R$ 2.9 billion in EBITDA for 2003 exceeds by R$ 0.7 billion our previous record reached in 2002. As an outcome of the value added by the other companies in the group, consolidated EBITDA arrived at R$ 3.0 billion, equivalent to more than US$ 1 billion.

This outstanding sales performance was crucial to the leveraging of the Company’s cash generation: the better average prices in conjunction with greater volume sold, lead to the holding Company’s net revenues of R$ 6.2 billion in 2003, a sum R$ 1.6 billion above the 2002 figure.

In turn, cost of goods sold totaled (COGS) R$ 3.4 billion, an increase of R$ 0.9 billion over the previous year’s figure. We may point out among the main items that caused this increase the higher prices of several raw materials such as coal, coke, scrap iron and zinc, besides the rates charged for natural gas and electricity. Moreover, we were affected by the use of hot-rolled coils purchased in 2003 (at a cost in excess of our production costs); the higher price and consumption of purchased coke (as in 2002 we used up our surplus inventories produced during the shutdown of BF-3; and finally, the increased depreciation arising from the revaluation of assets at Central de Co-geração Termoelétrica, undertaken in December, 2002, and at the Presidente Vargas Mill, Casa de Pedra, Arcos and Itaguaí, in April, 2003.

In spite of these higher production costs, of slack domestic demand, and of a slow export activity owing to the real’s appreciation, the average 47% EBITDA margin over CSN’s net revenues is the world’s highest in the industry.

Financial performance

The financial result in 2003, before amortizations of the foreign exchange losses deferred in 2001, presented expenses of R$ 0.7 billion, R$ 1.7 billion below those recorded in 2002. These figures do not include the non-recurring impact of R$ 243 million related to financial charges on contingent fiscal liabilities. The consolidated figures’ net financial result of R$ 0.9 billion, excluding non-operating items and those not related to indebtedness, were equivalent to a net cost of 11% per annum in reais.

During 2003, we maintained our foreign exchange hedge strategy in order to tie our financial expenses, originally in foreign currency, to CDI [Interbank Overnight Interest Rate] The extraordinary gains arising from the extension of foreign exchange swap transactions at the start of the year led to a cost for servicing the group’s debt of as little as 46% of CDI. We will proceed with derivative transactions in 2004, with a view to minimizing the impact of US dollar price fluctuations on the Company’s net income. We expect in this manner to incur in an average cost over net indebtedness of roughly 100% of CDI.

With regard to the losses arising from the real’s devaluation in 2001, as stipulated by CVM Resolutions n° 404 and 409/01, dated on December 31, 2003, we had an R$ 68 million balance to amortize, net of income tax and social contribution on net income, to be paid off in 2004. In comparison to 2002 when we amortized a large portion of the losses deferred in 2001 –in addition to the outstanding balance of the 1999 deferment – the R$ 133 million amortization during 2003 was lower than the R$ 489 million for 2002, or R$323 million after taxes.

Net indebtedness

We arrived at year-end 2003 with a comfortable indebtedness: the net consolidated debt of R$ 4.9 billion - R$ 0.2 billion below the December 2002 position – is equal to 1.6x annual EBITDA – and this relation tends to improve even more during 2004. Besides being 100% covered against foreign exchange fluctuations, the short-term portion of gross indebtedness was reduced from 44% to 27% during the last 12 months – and long-term debt tenors were increased from 4.8 to 5.5 years.

The funding undertaken, particularly during the second semester, was intended to extend the debt profile and led to an increase in gross indebtedness (R$ 9.0 billion) as well as in cash position (R$ 4.0 billion) by just over R$ 2.0 billion, when compared to the December 2002 positions, as the greater part of short-term maturities will take place in the course of the first semester of 2004.

Equity Results

Equity results in 2003 was positive in R$ 98 million, with emphasis on the gain arising from our interest in MRS Logística. This railroad company experienced a significant growth in revenues in 2003 as a result of the greater freight volume carried and the improved prices that prevailed.

In November 2003 we concluded the untangling of interests by CSN and Companhia Vale do Rio Doce in logistics companies. This effort, which led CSN to complete equity control of Sepetiba Tecon and to a 48.6% controlling interest in Companhia Ferroviária do Nordeste, had practically no impact on the parent company’s income statement. With this transaction, it’s now feasible to undertake investments intended to increase the efficiency of the services provided by these companies.

Income tax/Social contribution on net income

The parent company recorded income tax and social contribution expenditures totaling R$ 4.9 million (IT/SC) in 2003, as opposed to an R$ 628 million credit in 2002. These items in the consolidated figures corresponded to a negative figure of R$ 47 million for the year, compared to a R$ 600 million credit in 2002. This variation reflects basically the improved performance for 2003. On the other hand, we received a positive impact this year of R$ 369 million in tax credits arising from a favorable court ruling regarding the effects of inflationary purges in the IPC index [Consumer Price Index] for 1989 Plano Verão [Summer Plan].

Shareholders’ returns

The dividend policy favoring shareholders’ dividends, in force over recent years, has proved to be adequate in view of the increasing free cash flows generated by the Company’s activities. Hence, the board of directors proposes payment for account of fiscal year-end December 31, 2003 of interest on equity in the amount of R$ 245.5 million and payment of R$ 471.8 million in dividends. The remaining accumulated net income will be decided by the shareholders in the next shareholders’ meeting, considering the investment plan and/or an additional dividend distribution.

Value added

Gross value added of R$ 4.3 billion in 2003 exceeded by R$ 1.1 billion the same figure for 2002. Nevertheless, the declining effect in US dollar prices on our foreign exchange hedge transactions and on the restatement of overseas investments, led to a decrease of R$ 2.5 billion in value added to be distributed, the latter amounting to R$ 2.3 billion in 2003. But again, the lower US dollar exchange rate was the major reason behind the R$ 4.7 billion reduction in interest and exchange variation charges.

Value Added Statement	2003	2002
Revenues	7,230	5,357
Costs	(2,954)	(2,204)
Gross value added prod.	4,276	3,153
Deprec., amortiz., deplet.	(635)	(524)
Net value added prod.	3,641	2,629
Interest income	5	785
Financ. inc/exch. var. on assets	(1,300)	1,476

Total valued added to dist	2,346	4,890

Added Value Distributed	2003	2002
Personnel & charges	428	423
Taxes and contrib..	1,144	259
Interest and exch. variat.	(285)	4,427
Interest on equity/div
Retained earnings/loss	1,059	(219)

Total	2,346	4,890

	Item	1999	2000	2001	2002	2003

Operational

Crude steel production	000t	4,846	4,782	4,048	5,107	5,318
Sales volume (steel prod)	000t	4,545	4,311	3,983	4,799	4,893
Number of employees		9,343	9,302	9,179	8,470	8,501
Molten steel production	000t	4,948	4,881	4,134	5,227	5,461
Rolled products production	000t	4,538	4,639	4,141	4,625	4,810
Operational productivity	T/man/y	683	701	646	879	946
Finished products inventory	000t	273	333	354	144	162
Financial
Gross Revenues	R$ mm	3,355	3,913	4,010	5,406	7,284
Net Revenues	R$ mm	2,807	3,239	3,284	4,609	6,170
EBITDA	R$ mm	1,101	1,297	1,272	2,150	2,895
EBITDA Margin	%	39	40	39	47	47%
Gross Income	R$ mm	1,063	1,257	1,196	2,106	2,731
Gross margin	%	38	39	36	46	44
Net Income (loss)	R$ mm	332	1,640	296	(219)	1,059
Net margin	%	12	51	9	(5)	17
Net Income (Loss) per Share	R$/ thousand shares	5	23	4	(3)	15
Div & Inter (decided/proposed)	R$ mm	243	1,918	220	343	717
Return on equity	%	6	29	6	(4)	14
EBITDA/financial expenses		3.9	3.8	2.6	3.4	4.5
Net debt/EBITDA		2.0	2.7	4.2	2.9	2.6
Net debt/net worth	%	38	61	102	126	100
Added value	R$ mm	2,095	3,750	2,467	4,890	2.346
Market
Share Price – closing	R$/ thousand shares	27.41	24.65	29.30	42.82	156.70
Market value	R$ mm	1,966	1,768	2,102	3,072	11,240

Table 1: Performance ratios – parent company

STRATEGY

Our confidence in the country’s growth is present in our business strategy, which so far has proved to be adequate: as of year-end 2003 our domestic market share has been expanding significantly in all of the areas in which we are active. Following this reasoning, we have concentrated our strategy for 2004 on the domestic market, divided into specific plans and projects for each Marketing Unit.

Home Appliances and OEM (Original Equipment Manufacturers)
The Home Appliances and OEM Marketing Unit (MU) is directed at home appliances, compressors, and electric motors, steel furniture, re-rolling, cylinders and gas containers. CSN was an industry leader in 2003, with growth in market share including major customers that increased their export activities and reduced thus the impact of a shrinking domestic market from January to September, 2003.

CSN Paraná’s role was crucial in this scenario, as it began supplying goods of sufficient quality specifications to meet the requirements of the most demanding markets. Its galvanizing and pre-painting lines were commissioned in August 2003; the first Galvalume coil, never before processed in Brazil, was produced in October. Later, in December the pickling and reversible cold-rolling lines began operations – with performance in excess of all expectations and that afforded greater operating flexibility and product quality. The total investment in the Paraná unit was R$ 640 million.

Pre-painted steel in turn has caused surprises among home appliances customers, as it offered quality standards greater than those of similar products available in the marketplace at the time of its launching. Besides supplying these new products, CSN Paraná is also in the forefront with its new cutting and blank services.

The consolidation of these products with our customers will be a highlight for 2004. The new pre-painted item is already widely employed in the United States and Europe. As the customers receive this product previously painted, the shutting down costs of the painting facility and of environmental preservation (complete control of pollutant emissions) are considerably reduced – in addition to a product quality warranty given by CSN.

Distribution
Distribution Marketing Unit maintained its leading position in 2003 with the key customers in the industry. The year was also marked by the successful change in customer profile – in other words, the transition from the sole activity of steel wholesaling to providing services connected to steel and manufacturing new products. Distribution customers are generating greater demand for activities such as pipe production, cutting plate steel, shapes, tiles, servicing of the automotive industry, and the production of parts for mechanical and agricultural equipment.

In addition to this change in customer profile, 2003 was also marked by an increase in steel in the industry consumption (9.9%). This growth took place in spite of the slack activity seen in some areas such as civil construction and pipes.

With the current distribution market configuration, the market for simple steel products is being gradually replaced by demand for more complex, higher value added products. Our competitiveness in this new environment is much greater, as we are in possession of a complete portfolio of steel products.

INAL, a CSN distribution co., was known in 2003 as the largest flat steel wholesaler in Brazil, due to a 320-thousand ton sales volume in the period. We processed 180 thousand tons in services during the year, of which 86% in CSN`s request.

The conclusion in 2003 of the company’s corporate restructuring, initiated in 2002 and which gave access to markets in the country’s southern region, consolidated INAL’s position as CSN’s strategic arm in flat steel distribution. We currently have four Service Centers and four Distribution Centers, totaling eight facilities that considerably increase the company’s coverage and capilarity in the country. We intend to continue expanding our geographic base by establishing new service and distribution centers in strategic regions.

Construction
The Construction Marketing Unit was successful even during a period in which the construction industry shrank 7%; growth in steel consumption was up 2.9%, owing to an increase in participation in the most diverse applications.

The new products marketed by CSN Paraná also supplies this segment. Galvalume is a high quality and architecturally aesthetic product endowed with special characteristics such as greater resistance to corrosion – and with ample applications in the field of roofing and sidings and is an excellent successor for the products currently available in the market such as clay tiles, fiber cement, concrete, aluminum, and galvanized items.

Automotive Industry
The Automotive Marketing Unit sales team’s efforts in 2003 were intense in the agricultural field (tractor, harvesters, and equipment) and in highway equipment (bus and truck bodies). Our expertise in servicing the industry was crucial in supplying products to these markets.

Last year was also marked by the Company’s proactive participation in the auto industry’s new product lines. The goals for 2004 include CSN’s progressively closer involvement in the customers’ new model project phase and encouraging growth in agricultural and highway equipment.

Packaging
The Packaging Marketing Unit displayed excellent performance for 2003, in spite of the difficulties undergone in the segments of beverages, cooking oils, paints and varnishes, and milk and derivatives. These segments continue in stagnation or in decline as compared to 2002, in contrast to the stable performance for tin plate sales during previous years.

Steel sold to our customers that produce packaging, seals, and caps for export provides a niche with excellent growth potential for the next few years. In spite of representing a limited percentage of sales, these have shown a 15% growth rate.

CSN estimates market growth in 2004 for packaging at a rate above that of GDP, based mainly on market development activities and on expectations of increased consumption of higher value added goods, usually packed in steel.

International Market
The international market experienced significant growth in 2003, particularly in China, where imports were 55% greater during the period. Prices also increased 20% owing to demand. We were able to take advantage of this opportunity and directed more of our sales to the overseas market, more so during the second semester, with an expansion of 17%. The scenario is even more optimistic for 2004: besides the continued strong demand in China, the American market is also picking up. Supply is under the direct influence of recent shutdowns in productive capacity in the United States and Europe, besides the increasing prices of inputs in the international market.

Among the several goals for 2004, we point out the development of overseas customers for pre-painted items and Galvalume. Moreover, we have reconfirmed our presence in the United States and Europe through the acquisition of CSN LLC in the United States and of 50% in Lusosider, in Portugal.

CSN LLC was submitted to restructuring in 2003, which included a strategic turnaround, aiming to reduce costs, increase quality and stabilize its raw material supplying contacts. The company has been active together with legal advisory offices in endeavoring to dismiss antidumping and compensating measures on CSN’s hot-rolled products after the end of the import surcharges subsequent to cancellation of Section 201.

CSN LLC also markets CSN’s made in Brazil products in the American market. We supply Galvalume and also cold-rolled and galvanized products, on request, according to export needs and market demand. This creates a strong commercial synergy as the activities of a same sales team strengthen CSN’s image with the potential end customers that are allowed to access through the same supplier the largest flat steel portfolio in Brazil.

2004 appears to be very promising owing to the signs of growth in the American economy and the expected consequences on flat steel demand.

In July 2003 we acquired a 50% interest in Lusosider Aços Planos S.A., headquartered in Aldeia de Paio Pires, Seixal, near Lisbon, a producer of galvanized steel plate (approximately 220 thousand tons) and tinplate (approximately 70 thousand tons). CSN shares its interest in Lusosider with Corus Group plc in equal parts, with management under the charge of CSN.

Its market for galvanized steel plate is concentrated in steel service centers: the tinplate markets are basically those for steel packaging of paints and food. Roughly 86% of total sales take place in the Iberian Peninsula.

Portugal’s geographic location, with good seaports and a good railway-highway interconnection with Spain, provides an important platform for our expansion into Europe, while adding value to the hot-rolled coils supplied by CSN in Brazil and consolidating our bonds with customers in the Iberian Peninsula.

Emphasis was placed during this first semester in increasing the customer base, stabilizing the availability of equipment at acceptable levels – which required a great deal of effort in preventive maintenance – and expanding production and sales.

Results to the present exceed all expectations - and 2004 should be a critical year to consolidate the path towards improvement.

RISKS AND CHALLENGES

Domestic and International Markets

After the economic stabilization in 2003, we expect 2004 to be positive as regards sales in the domestic market, in particular owing to the decline in the Selic rate [Brazilian Central Bank Interest Rate] during the course of 2003. This decline provides consumers of steel with better conditions to implement their investment projects; and therefore should give rise to increased demand for the products made available by CSN.

We currently entertain the following estimates for 2004: growth in GDP of roughly 3%, a 7% devaluation of the real, and inflation hovering around 6%. Based on these projections, we have been developing an extra effort since 2003’s final quarter in order to direct a larger sales volume to the domestic market.

As to the international market, estimates point to strong demand and higher prices by virtue of the cancellation of Section 201 and the recent economic recovery in the United States, in addition to the consistent increase in demand for steel by the Chinese market.

Internationalization

We are working on our internationalization project by studying proposals and opportunities for joint-ventures, mergers, or acquisitions that may contribute in transforming us into a global steel company, and participating in the industry’s consolidation process, adding more value to our shareholders.

Several strategic actions were taken in this respect in 2003, such as the acquisition of Lusosider. We conceive internationalization as an important project for CSN – which should be considered in a context of existing opportunities and provide the expected returns to shareholders.

The internationalization process does not only consider mergers and acquisitions; the prevailing motivating element is to continue developing production in a scale large enough to gain global market share, without prejudice to CSN's competitive advantage as the Company with the lowest production cost in the world.

Expansion of Casa de Pedra

Located in the municipality of Congonhas, State of Minas Gerais, the Casa de Pedra mining operation is responsible for supplying the entire iron ore needs for our activities. The Casa de Pedra iron ore reserves are significant and of good quality. This has allowed us to proceed with our plans for expanding production capacity, and we recently announced investments of as much as US$ 308 million with this objective in mind at the Casa de Pedra mine, bringing production to 40 million tons per annum, as well as optimizing the coal terminal at the seaport of Sepetiba and constructing a new pelletizing plant, what raises our total investments at an approximate level of US$ 780 million. This project will definitely place us in the position of an important player in the international mining market, as approximately 30 million tons would be exported annually. Investments include, besides the mining expansion, terminal optimization at the port of Sepetiba, allowing us to export iron ore and construction of a new pelletizing plant able to turn out 6 million de tons per annum. Project conclusion should take no more than 30 months.

Cost of Debt Hedging

After improvement of the macroeconomic scenario and also of the key indicators in 2003, we were able to obtain a significant reduction in our cost of funding – and also to extend maturities, resulting in a general improvement in the debt profile. Gross consolidated indebtedness at year-end 2002 stood at R$ 6.6 billion, of which 44% with short-term maturities and at an average cost of funding in the region of 6% per annum. At year-end 2003 indebtedness totaled R$ 9.0 billion, of which 27% maturing in the short term and at an average cost of funding of roughly 7.5%. A concentration of international note issues in the final quarter of 2003 replenished the company’s cash position, and debt reduction is evident in the net consolidated debt of R$ 4.9 billion.

In addition, we have established an internal policy for the protection of our assets, intended to cover 100% of our exposure against foreign exchange rate variations, as 70% of the company’s consolidated gross debt is in foreign currency. Due to this policy, the cost of consolidated net debt in 2003 was 11% (or 46% of CDI).

CAPITAL MARKETS

Market performance

After three subsequent bearish years the stock market in 2003 began to rise – partly motivated as of the recovery of confidence by foreign investors in the country. The Ibovespa1 index rose 97.3%, while the Dow Jones Industrial Average2 evolved 25.3%.

The recognition of our profitability and growth potential, besides the improvement in the steel industry outlook has led to a 265.9% appreciation of our shares at Bovespa during the course of 2003. At the New York Stock Exchange (NYSE), our ADR’s rose by 273.8% in US dollars, also influenced by the 18.2% foreign exchange appreciation during the year.

Our average daily business volume at Bovespa increased to around 230 million securities spread out in over 78 thousand deals in the course of the year. This average was far above the performance recorded in 2002 – resulting in a 28% increase in the Ibovespa index. Our ADR negotiations remained stable, accounting for 38% of total trades with shares at Bovespa and NYSE. A total foreign interest holding in CSN’s equity as of December 2003 (through Bovespa and NYSE as well) was recorded at 35%, as opposed to 25% in 2002. The free float increase after the Valia (Companhia Vale do Rio Doce pension fund) share offering in April 2003 was largely responsible for this growth.

In 2003 we performed significant financial transactions while taking advantage of the positive scenario regarding the country’s credit outlook. Goals for reducing short-term indebtedness and extending mid-term maturities were fully achieved by virtue of our issue of US$ 767 million in 5 and 10-year bonds, within a total of US$ 1.3 billion issued. We have floated two more debenture issues in the domestic market totaling R$ 900 million, at 3 and 5-year terms, both in December.

1 – São Paulo Stock Exchange Index – Bovespa
2 – New York Stock Exchange Index - NYSE

HUMAN RESOURCES

Our policy in 2003 was to base our actions on human resources in order to attract, retain, and develop human talents, in addition to maintaining well prepared, motivated, and committed professionals.

In this train of thought, the Company proceeded in 2003 with projects undertaken in 2002, particularly educational presentations directed towards prevention, internal preventive health programs, and internal communication methods (with support provided by Internal Communications), Projeto Educar (academic and technical graduation for employees), profit sharing programs and a financial support program (granting of loans).

Two new programs were implemented in the same period: Programa de Ergonomia [Ergonomic Program] , intended to seek better quality of life at work, and Programa Saúde Ocupacional e Promoção da Saúde [Occupational Health and Health Programs]. We also initiated a complete review of our management system in 2003 aided by an independent consulting co.

SOCIAL WORK

To be socially conscious and committed with efforts to improve the quality of life in those communities where we are present: this has been the mission of Fundação CSN [CSN Foundation], translated into the investments sponsored by this institution in the fields of education, community development, health, culture, and sports, always with a view to contributing to social changes in these communities.

Community development projects such as “Garoto Cidadão” [“Citizen Kid”] are intended mainly to recover and develop self-esteem in children and teenagers through music and art. The Escola Técnica Pandiá Calógeras [Pandiá Calógeras Thechnical School] in the city of Volta Redonda, State of Rio de Janeiro, and Centro de Educação Tecnológica General Edmundo Macedo Soares e Silva [General Edmundo Macedo Soares e Silva Tech Education School], in the city of Congonhas, State of Minas Gerais, provide quality professional education for teenagers. Fundação CSN also supports group actions in projects directed at generating income, and has entered into partnerships with a number of organizations for this purpose. It also contributes in culture formation and dissemination by means of actions in the respective fields.

Fundação CSN sponsors projects and/or activities in the cities of Araucária, State of Paraná; São Paulo and Mogi das Cruzes, State of São Paulo; Arcos and Congonhas, State of Minas Gerais; and Itaguaí and Volta Redonda, State of Rio de Janeiro – in addition to several studies under progress for developing projects in other regions where we are present.

INDEPENDENT ACCOUNTANTS

The independent accountants that provide services to CSN and subsidiaries were retained in 2003 for additional services besides examining financial statements.

The company and its independent accountants share the understanding that such services, consisting essentially of counsel on fiscal and corporate matters, have no effect on the accountants’ independence. Such additional services, contracted at an approximate cost of R$ 300,000, corresponded to more than 5% of the total amount in fees related to external auditing services.

The Company routinely involves its internal Legal Counsel previously in assessing the subject of some of the services to be provided by its external auditors, in addition to examining financial statements, in order to determine whether in the light of pertinent legislation such services, by their characteristics, might represent conflicts of interest or affect the independence and objectiveness of the independent accountants.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Report of Independent Public Accountants

To the Stockholders and Directors of
Companhia Siderúrgica Nacional
Rio de Janeiro – RJ

1.

We have audited the accompanying individual (parent company) and consolidated balance sheets of Companhia Siderúrgica Nacional (a Brazilian corporation) and its subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders’ equity (parent company) and changes in financial position for the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements.

2.

Our audits were conducted in accordance with auditing standards in Brazil, and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed and; (c) evaluating the significant accounting practices followed and estimates made by management, as well as the presentation of the individual and consolidated financial statements taken as a whole.

3.

As described in Note 12, the Company and its affiliate MRS Logística S.A. elected to defer net losses arising from exchange rate variations in the first quarter of 1999 and in the year 2001, in conformity with Provisional Measure no. 3/2001 and Deliberations no. 404/2001 and 409/2001 from Comissão de Valores Mobiliários - CVM (Provisional Measure no. 1,818/1999 and Deliberation no. 294/1999 from Comissão de Valores Mobiliários - CVM, for the deferment related to the first quarter of 1999). The subsidiary GalvaSud S.A. elected to defer the net losses arising from exchange rate variations in the year 2001. Accounting practices adopted in Brazil require the recognition in income of the effects of exchange rate variations during the period in which they occurred. As a result, as of December 31, 2003, stockholders’ equity is overstated by approximately R$75 million (R$158 million in the year 2002) and the net income for the year then ended, is understated by approximately R$83 million (net loss overstated by R$422 million in the year 2002), net of fiscal effects.

4.

In our opinion, except for the effects of the matter mentioned in paragraph (3), the financial statements referred to in paragraph (1) present fairly, in all material respects, the individual and consolidated financial position of Companhia Siderúrgica Nacional and its subsidiaries as of December 31, 2003 and 2002, the results of their operations, the changes in their stockholders’ equity and the changes in their financial position for the years then ended, in accordance with accounting practices adopted in Brazil.

5.

As described in Notes 21 and 30 d) to the financial statements, as of December 31, 2003, the Company and its affiliates recorded, accounts receivable in the amount of R$93.751 thousand, in conformity with preliminary court injunctions to suspend the payment, related to energy sales transactions carried out in the Wholesale Energy Market “MAE” for the period from September, 2000 to September 2002. These amounts are subject to alteration depending on the outcome of current judicial processes, filed by agents of the electric energy market, with respect of the interpretation of market regulations in effect.

6.

Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph (1) above, taken as a whole. The Cash Flow Statement and the Value-added Statement (parent company), presented in note 24, are presented for purposes of allowing additional analyses and are not required as part of the basic financial statements. These information were audited according to the same audit procedures mentioned in paragraph (2) above, and, in our opinion, except for the effects of the matter mentioned in paragraph (3) are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

7.	The accompanying financial statements have been translated into English for the convenience of readers outside Brazil.

February 27, 2004

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Accountant

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Companhia Siderúrgica Nacional
Statements of Changes in Financial Positions
For the years ended in December 31, 2003 and 2002
(In thousand of reais)

	Parent Company		Consolidated

	2003	2002	2003	2002

SOURCES OF FUNDS
Funds provided by operations
Net income (loss) for the year	1,058,838	(218,615)	1,031,013	(194,681)
Expenses (income) not affecting working capital
- Monetary and foreign exchange variation and long term accrued charges (net)	(974,307)	2,147,446	(458,600)	918,726
- Equity pick up and amortization of goodwill	(5,473)	(785,014)	(936)	36,644
- Write-offs of permanent assets	15,941	150,828	17,288	21,207
- Depreciation/depletion/amortization	635,134	523,666	689,197	545,905
- Amortization of deferred foreign exchange Variation	130,339	619,322	133,008	621,991
- Deferred income tax and social contribution	(104,703)	(13,362)	(42,062)	(15,755)
- Provision for Contingent Liabilities PIS/COFINS/CPMF	112,871	43,412	112,871	43,412
- Employees' Pension Fund Provision	70,720	65,996	70,983	65,996
- Deferred income variations			6,496
- Others	49,784	46,354	120,069	280,704

	989,144	2,580,033	1,679,327	2,324,149

Funds provided by Others
Loans and financing resources	2,672,288	1,012,095	3,583,168	688,248
Debentures Issue	900,000	667,718	900,000	667,718
Subsidiary dividends and Dividendos e interest on stockholders' equity	124,875	8,125
Decrease in other assets	90,495	919,962	620,907	44,314
Increase in other liabilities	253,998	182,058	234,482	179,526
Other	9,641	57,194	29,064	93,930

	4,051,297	2,847,152	5,367,621	1,673,736

	5,040,441	5,427,185	7,046,948	3,997,885

USES OF FUNDS
Funds used in permanent assets
Investments	121,986	948,025	112,227	142,672
Property, plant and equipment	766,459	383,522	733,749	814,302
Deferred assets	94,348	51,931	97,346	84,869

	982,793	1,383,478	943,322	1,041,843

Other
Interest on stockholders’ equity/dividends	1,223,438	343,482	1,223,438	343,482
Transfer of loans and financing to short-term	1,033,273	831,995	1,077,317	1,636,102
Increases in non current assets	1,399,435	257,628	757,758	90,527
Decrease in others non-current liabilities	259,504	195,304	310,686	186,971
Deferred income tax and social contribution		228,654		228,654
Other		91,126		91,065

	3,915,650	1,948,189	3,369,199	2,576,801

	4,898,443	3,331,667	4,312,521	3,618,644

INCREASE IN NET WORKING CAPITAL	141,998	2,095,518	2,734,427	379,241

CHANGES IN NET WORKING CAPITAL
Current assets
- At end of year	5,507,669	4,257,340	6,775,380	4,030,619
- At beginning of year	4,257,340	2,339,563	4,030,619	2,851,558

	1,250,329	1,917,777	2,744,761	1,179,061

Current liabilities
- At end of year	4,551,745	3,443,414	4,542,518	4,532,184
- At beginning of year	3,443,414	3,621,155	4,532,184	3,732,364

	1,108,331	(177,741)	10,334	799,820

INCREASE IN NET WORKING CAPITAL	141,998	2,095,518	2,734,427	379,241

The accompanying notes are an integral part of these financial statements.

	Parent Company		Consolidated

	2003	2002	2003	2002

Cash Flow from operating activities
Net income (loss) for the year	1,058,838	(218,615)	1,031,013	(194,681)
Adjustments to reconcile the net income for the year
with the resources from operating activities:
-Amortization of deferred exchange variation	130,339	619,322	133,008	621,991
-Net monetary and exchange variation	(1,274,403)	3,171,807	(877,638)	2,692,064
-Provision for loan and financing charges	672,443	663,205	525,440	477,641
-Depreciation / depletion / amortization	635,134	523,666	689,197	545,905
-Write-offs of permanent assets	15,941	150,828	17,288	21,207
-Equity pick up and amortization of goodwill	(5,473)	(785,014)	(936)	36,644
-Deferred income tax and social contribution	(129,951)	(575,448)	(127,054)	(574,897)
-Provision swap / forward	1,025,805	(431,899)	852,813	(431,899)
-Provision market to market	(219,265)	246,055	(219,265)	246,055
-Employees' Pension Fund Provision	70,720	65,996	70,983	65,996
-Other provisions	328,234	274,227	391,051	246,583

	2,308,362	3,704,130	2,485,900	3,752,609

(Increase) Decrease in assets:
-Accounts receivable – trade	(177,981)	(874,589)	56,376	(528,851)
-Inventories	(158,060)	140,499	(318,132)	157,022
-Judicial deposits	(53,957)	(83,304)	(64,483)	(89,858)
-Credits with subsidiary and associated companies	(1,085,230)	452,404	33,784	3,123
-Carryforward taxes	(137,867)	92,994	(137,752)	170,319
-Others	43,810	(72,426)	(214,768)	(87,558)

	(1,569,285)	(344,422)	(644,975)	(375,803)

Increase (Decrease) in liabilities:
-Suppliers	(106,961)	330,612	(62,509)	427,033
-Salaries and payroll charges	23,910	12,748	28,696	7,865
-Taxes	430,452	32,056	434,273	(7,727)
-Accounts payable - Subsidiary Company	4,924	11,089
-Option Hedge premium	186,187	(199,320)	189,113	(191,630)
-Other	(246,953)	(27,775)	(293,285)	24,366

	291,559	159,410	296,288	259,907

Net resources from operating activities	1,030,636	3,519,118	2,137,213	3,636,713

Cash Flow from investing activities

Investments	(121,986)	(948,025)	(112,227)	(142,672)
Property, plant and equipment	(773,427)	(366,546)	(734,174)	(744,266)
Deferred assets	(94,348)	(51,931)	(97,346)	(84,869)

Net resources used on investing activities	(989,761)	(1,366,502)	(943,747)	(971,807)

Cash Flow from financing activities

Financial Funding:
-Loans and financing	3,942,487	1,727,369	4,884,109	1,847,878
-Debentures	900,000	667,718	900,000	667,718

	4,842,487	2,395,087	5,784,109	2,515,596

Payments:
-Financial institution
-Principal	(2,089,202)	(3,409,108)	(3,183,998)	(4,062,780)
-Charges	(651,591)	(526,969)	(529,541)	(451,781)
-Interest on stockholders’ equity/dividends	(799,676)	(140,032)	(799,676)	(140,032)

	(3,540,469)	(4,076,109)	(4,513,215)	(4,654,593)

Net resources from (to) financing activities	1,302,018	(1,681,022)	1,270,894	(2,138,997)

Increase in cash and cash equivalents	1,342,893	471,594	2,464,360	525,909
Cash and cash equivalents, beginning of year	850,278	378,684	1,186,347	660,438

Cash and cash equivalents, end of the year	2,193,171	850,278	3,650,707	1,186,347

Additional cash flow information
Monetary variation and interest capitalized	(6,968)	16,976	(425)	70,036

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica
Nacional Balance Sheets
as of December 31, 2003 and 2002
(Expressed in thousands of reais)

A S S E T S
	Parent Company		Consolidated

	2003	2002	2003	2002

CURRENT ASSETS
Cash and banks	69,027	31,049	224,915	141,087
Marketable securities and derivatives	2,124,144	1,251,128	3,654,757	1,477,159
Accounts receivable	1,740,091	1,715,375	1,114,111	1,241,466
Inventories	642,435	484,911	891,807	574,250
Withholding income tax and
social contribution to offset	75,407	107,019 ic	78,760 ic	111,906
Deferred income tax and social contribution	302,931	285,937	317,095	295,141
Proposed dividends receivable	ic	117,219	247,979
Other current assets	436,415	133,942	493,035	189,610

	5,507,669	4,257,340	6,775,380	4,030,619

LONG-TERM ASSETS
Compulsory loans - ELETROBRÁS	27,066	54,373	27,407	54,696
Deferred income tax and social contribution	708,904	468,617	727,894	508,796
Credits with subsidiary and associated companies	1,285,434	91,877
Judicial deposits	481,122	433,345	502,367	444,068
Securities receivable	44,595	50,805	44,719	50,921
Available for sale investments	248,691	237,714	248,691	237,714
Marketable securities and derivatives	154,458	107,673	169,335	100,571
Recoverable PIS/PASEP	55,031	49,391	55,203	49,391
Leases	48,110	30,440	82,502	48,090
Other long-term assets	108,721	73,479	106,552	106,682

	3,162,132	1,597,714	1,964,670	1,600,929

PERMANENT ASSETS
Investments	2,879,772	2,853,039	241,783	134,821
Property, plant and equipment	12,430,298	8,194,064	13,134,055	8,975,706
Deferred asset	330,911	410,223	406,317	495,701

	15,640,981	11,457,326	13,782,155	9,606,228

TOTAL ASSETS	24,310,782	17,312,380	22,522,205	15,237,776

LIABILITIES AND STOCKHOLDERS’ EQUITY
	Parent Company		Consolidated

	2003	2002	2003	2002

CURRENT LIABILITIES
Loans and financing	2,279,335	1,685,102	2,297,619	2,773,483
Debentures	89,152	106,556	89,152	106,556
Suppliers	432,791	655,289	518,859	696,132
Accounts Payable - Subsidiary	183,491	143,699
Salaries and payroll charges	91,805	67,895	103,998	75,303
Taxes payable	546,047	183,290	566,815	198,163
Deferred income tax and social contribution	161,561	102,116	162,468	103,023
Dividens and Interest on stockholders' equity	717,608	293,482	717,608	293,482
Contingent Liabilities	8,177	7,287	8,177	7,287
Other current liabilities	41,778	198,698	77,822	278,755

	4,551,745	3,443,414	4,542,518	4,532,184

LONG-TERM LIABILITIES
Loans and financing	5,880,015	5,103,258	5,004,092	3,043,020
Debentures	1,566,550	666,550	1,566,550	666,550
Provision for losses on investments	68,437	37,197
Accounts Payable - Subsidiary company	1,006,489	1,159,300
Deferred income tax and social contribution	2,422,146	1,252,126	2,460,007	1,253,033
Contingent Liabilities	1,087,060	663,181	1,201,102	714,548
Other long-term liabilities	285,408	79,125	322,058	133,249

	12,316,105	8,960,737	10,553,809	5,810,400

Deferred Income			6,496

STOCKHOLDERS' EQUITY
Paid-in capital stock	1,680,947	1,680,947	1,680,947	1,680,947
Capital reserves	17,319	10,485	17,319	10,485
Revaluation reserves	5,008,072	2,514,209	5,008,072	2,514,209
Revenue reserves	736,594	702,588	713,044	689,551

	7,442,932	4,908,229	7,419,382	4,895,192

TOTAL LIABILITIES	24,310,782	17,312,380	22,522,205	15,237,776

Companhia Siderúrgica Nacional
Statements of Income
for the years ended December 31, 2003 and 2002
(Expressed in thousands of reais, except for earnings per thousand shares)

	Parent Company		Consolidated

	2003	2002	2003	2002

GROSS REVENUE FROM SALES
Sales of products
Domestic	5,443,534	4,041,736	5,832,719	4,528,628
Export	1,840,396	1,363,909	2,458,981	1,579,554

	7,283,930	5,405,645	8,291,700	6,108,182

Deductions from gross revenue
Taxes on sales	(1,046,241)	(770,540)	(1,160,577)	(907,550)
Discounts and returns	(67,485)	(26,270)	(153,698)	(35,323)

	(1,113,726)	(796,810)	(1,314,275)	(942,873)

NET REVENUES FROM SALES	6,170,204	4,608,835	6,977,425	5,165,309
COST OF PRODUCTS SOLD	(3,439,429)	(2,503,088)	(3,837,555)	(2,747,994)

Gross profit	2,730,775	2,105,747	3,139,870	2,417,315

Operating income (expenses)
Selling expenses	(251,813)	(203,702)	(553,004)	(374,404)
General and administrative expenses	(219,545)	(275,431)	(274,443)	(312,609)
Other expenses, net	(159,429)	217,872	(229,213)	(235,505)

Operating profit prior to financial effects and
equity results	2,099,988	1,408,742	2,083,210	1,494,797

Net Financial Income/(Expenses)	(2,151,713)	472,351	(1,817,393)	666,137
Monetary variations
Assets	(242,045)	198,309	(121,216)	347,960
Liabilities	1,325,097	(3,692,105)	902,952	(3,252,120)
Equity income (loss)
Equity pick-up	71,491	830,057	97,649	(24,206)
Reversal of provision for losses on investment	(52,330)	(32,605)
Amortization of goodwill	(13,688)	(12,438)	(96,713)	(12,438)

Operating income (loss)	1,036,800	(827,689)	1,048,489	(779,870)

Non-operating income (loss), net	26,905	(18,973)	29,982	(14,781)

Income (loss) before income tax and social contribution	1,063,705	(846,662)	1,078,471	(794,651)

Current Income Tax and Social Contribution	(134,818)	52,600	(174,512)	25,072

Deferred Income Tax and Social Contribution	129,951	575,447	127,054	574,898

	(4,867)	628,047	(47,458)	599,970

NET INCOME (LOSS) FOR THE YEAR	1,058,838	(218,615)	1,031,013	(194,681)

Number of shares at the end of year (in thousands)	71,729,261	71,729,261

Net Income (loss) per thousand shares
outstanding at end of year (R$)	14,76	(3.05)

The accompanying notes are an integral part of these financial statements.

Companhia Siderúrgica Nacional
Statements of Changes in Parent Company Stockholders’ Equity
for the years ended December 2003 and 2002
(Expressed in thousand of reais)

		Capital Reserve		Revaluation reserves		Revenue Reserves

	Paid-in capital stock	FINOR tax incentives	Debentures issued premium	Own assets	Subsidiary company assets	Investments	Legal	Retained earnings	Total stockholders' equity

AT DECEMBER 31, 2001	1,680,947	1,258		2,309,413	237	964,909	196,449		5,153,213
Realization of revaluation reserve, net of income tax and
social contribution				(103,090)	(237)			103,327
Effect of change in social contribution rate				(27,681)					(27,681)
CTE revaluation, net of income tax and social contribution				335,567					335,567
Reserve constitution			9,227						9,227
Net Loss for the year								(218,615)	(218,615)
Loss absorption						(115,288)		115,288
Income destination:
- Deliberated interest on stockholders' equity (R$0,697065 per thousand shares)						(50,000)			(50,000)
- Proposed interest on stockholder's equity (R$4,091524 per thousand shares)						(293,482)			(293,482)
AT DECEMBER 31, 2002	1,680,947	1,258	9,227	2,514,209		506,139	196,449		4,908,229
Property, plant and equipment reavaliation, net of income tax and
social contribution				2,693,114					2,693,114
Reversal of reavaluation reserve				(644)					(644)
Realization of revaluation reserve, net of income tax and
social contribution				(198,607)				198,607
Reserve constitution			6,834						6,834
Net Income for the year								1,058,838	1,058,838
Reserve Constitution						487,203	52,942	(540,145)
Income destination:
- Deliberated dividends (R$7,056229 per thousand shares)						(506,139)			(506,139)
- Proposed dividends and interest on stockholder's equity (R$10,000103 per thousand shares)								(717,300)	(717,300)

AT DECEMBER 31, 2003	1,680,947	1,258	16,061	5,008,072		487,203	249,391		7,442,932

		17,319		5,008,072		736,594

The accompanying notes are an integral part of these financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)
Companhia Siderúrgica Nacional

Statements of Changes in Financial Positions
For the years ended in December 31, 2003 and 2002
(In thousand of reais)

1. OPERATING CONTEXT

Companhia Siderúrgica Nacional ("CSN") is engaged in the production of flat steel products, its main industrial complexes being the Presidente Vargas Mill in the City of Volta Redonda, State of Rio de Janeiro, and the processing unit in the City of Araucaria, State of Paraná.

CSN is engaged in the mining of iron ore, limestone and dolomite in the State of Minas Gerais, to cater for the needs of the Presidente Vargas mill, and to improve their activities, the Company also maintains strategic investments in railroad, electricity and ports.

For the purpose of establishing a closer approach to its customers and winning additional markets on a global level, the Company has a steel distributor with service and distribution centers extending from the Northeast to the South of Brazil, a two-piece steel can plant geared to the Northeastern beverage industry, and also, a rolling mill in the United States and a 50% participation in another rolling mill in Portugal.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the accounting practices adopted in Brazil, as well as with the accounting standards and pronouncements established by CVM - the Brazilian Securities Commission and IBRACON - Brazilian Institute of Accountants

(a) Income statement

The results of operations are determined on an annual accrual basis. The Company decided to defer the net exchange variation incurred during fiscal years 1999 and 2001, as detailed in Note 12.

(b) Marketable securities

Securities are recorded at cost plus yields accrued through the balance sheet date, and do not exceed the market value.

(c) Allowance for doubtful accounts

The allowance for doubtful accounts has been set up in an amount which, in the opinion of Management suffices to absorb any losses that might be incurred in realizing accounts receivable.

(d) Inventories

Inventories are stated at the lower of the average production/purchase cost and net realization value or replacement cost, except in the case of imports in process, which are stated at their identified cost.

(e) Other current and long-term assets

Other current and long-term assets are stated at their realization value, including, when applicable, yields accrued to the balance sheet date or, in the case of prepaid expenses, at cost.

(f) Investments

Investments in subsidiaries and jointly owned subsidiary companies are recorded by the equity accounting method, plus any amortizable goodwill and discount negative goodwill, if applicable.

The other permanent investments are recorded at acquisition cost.

(g) Property, plant and equipment

The property, plant and equipment of the Parent Company is presented at market or replacement values, based on appraisal reports (refer to note 11) conducted by independent expert appraisers firms, as permitted by Deliberation No. 288 issued by the Brazilian Securities Commission ("CVM") on December 3, 1998. Depreciation is computed by the straight-line method at the rates, shown in the same note, based on the remaining economic useful lives of the assets after revaluation. Iron mines – Casa de Pedra depletion is calculated on the basis of the quantity of iron ore extracted. Interest charges related to capital funding for construction in progress are capitalized for as long as the projects remain unconcluded.

(h) Deferred charges

The deferred charges are basically comprised of expenses incurred for development and implantation of projects that should generate a payback to the Company in the next few years, being the amortization applied on a straight-line basis will follow the period foreseen for the economic return on the above projects. The charges also include the unamortized net of the foreign exchange variations related to the years 1999 and 2001.

(i) Current and long-term liabilities

These are stated at their known or estimated values, including, when applicable, accrued charges, monetary and foreign exchange variation incurred through the balance sheet date.

(j) Employees’ Benefit

In accordance with Deliberation No. 371, issued by the Brazilian Securities Commission (“CVM”), of December 13, 2000, the Company decided to record the respective actuarial liabilities as from January 1, 2002, in accordance with the above as mentioned in reported deliberation and based on by independent actuarial studies (see note 26 item d).

(k) Income Tax and Social Contribution on Net Income

Income tax and social contribution on net income are calculated based at their effective tax rates and consider the tax loss absorption limited to 30%, to compute the tax liability. Tax credits are set up for deferred taxes on tax losses, negative basis of social contribution on net income and on temporary differences as well as income tax and social contribution on the 1999 and 2001 deferred exchange variation and other temporary diferences

(l) Derivatives

The derivatives operations are recorded in accordance with the characteristics of the financial instruments.

The swaps operations are recorded based on the operations’ net results, which are booked monthly as for the contractual conditions.

The operations of exchange options are monthly adjusted to market value, whenever the position shows a loss; such loss is recognized as a Company obligation in counter entry to the financial result, in accordance with the prudence principle.

(m) Estimates

In accordance with accounting practices adopted in Brazil, the preparation of financial statements requires that the Company’s Management make estimates and assumptions related to reported assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date and, amounts of revenues and expenses for the year. The ultimate results may differ from such estimates.

3. CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements as of December 31, 2003 and 2002 include the following direct and indirect subsidiaries and joint subsidiaries:

Percentage share of total and voting capital stock (%)
Companies	2003	2002	Main Ativities

Fully Consolidated:
CSN Aceros (1)	100.00	37.50	Participation in other companies through equity states
CSN Cayman	100.00	100.00	Financial Operation and Product Trading
CSN Energy Corp.	100.00	100.00	Participation in other companies through equity states
CSN Export Co.	100.00		Financial Operations
CSN Iron	100.00	100.00	Financial Operations
CSN Islands Corp.	100.00	100.00	Financial Operations
CSN Islands II Corp.	100.00		Financial Operations
CSN Islands III Corp.	100.00		Financial Operations
CSN Islands IV Corp.	100.00		Financial Operations
CSN Islands V Corp.	100.00		Financial Operations
CSN Islands VII Corp.	100.00		Financial Operations
CSN Islands VIII Corp.	100.00		Financial Operations
CSN LLC	100.00		Steel Marketing
CSN Overseas	100.00	100.00	Financial Operations
CSN Panama, S.A.	100.00	100.00	Participation in other companies through equity states
CSN Steel Corp.	100.00	100.00	Participation in other companies through equity states
Energy I Corp.	100.00	100.00	Participation in other companies through equity states
CSN LLC Holding	100.00		Participation in other companies through equity states
CSN LLC Partner	100.00		Participation in other companies through equity states
Managemente Services Co.	100.00	100.00	Services
Tangua Inc.	100.00		Participation in other companies through equity states
Cia. Metalic Nordeste	99.99	99.99	Metallurgy
CISA - CSN Indústria de Aços Revestidos S.A. (2)		99.99	Steel Products Service Center
Indústria Nacional de Aços Laminados - INAL S.A. (2)	99.99	99.99	Steel Products Service Center
FEM - Projetos, Construções e Montagens S.A.	99.99	99.99	Assembly and Mantainance
CSC - Cia. Siderúrgica do Ceará	99.99	99.99	Steel Marketing
CSN Energia S.A.	99.90	99.90	Trading of Eletric Power
CSN Participações Energéticas S.A.	99.70	99.70	Participation in other companies through equity states
CSN I S.A.	99.67	99.67	Steel Marketing
Sepetiba Tecon S.A (1)	20.00	20.00	Maritime Port Services

Proportionally Consolidated:
GalvaSud S.A.	51.00	51.00	Steel Products Service Center
Lusosider (3)	50.00		Steel Marketing
Companhia Ferroviária do Nordeste (CFN)	48.60	32.40	Logistics

(1)In 2002, considering the indirect participation in Sepetiba Tecon S.A., through the CSN Panama S.A., the percentage of total participation reached 50%. In 2003, upon the acquisition of 62.5% of share participation in CSN Aceros through the CSN Panama S.A., the percentage of participation reached 100% (see Note 10).
(2) On April 30, 2003, the merger of INAL by CISA was approved and immediately after, the alteration of Company’s name from CISA – CSN Indústria de Aços Revestidos S.A. to Indústria Nacional de Aços Laminados, INAL S.A.
(3) Jointly and indirectly controlled company through the subsidiary CSN Steel Corp.

The financial statements prepared in US dollars (CSN Aceros, CSN Cayman, CSN Energy Corp., CSN Export Co., CSN Iron, S.A., CSN Islands Corp., CSN Islands II Corp., CSN Islands III Corp., CSN Islands IV Corp., CSN Islands V Corp., CSN Island VII Corp., CSN Island VIII Corp., CSN LLC, CSN LLC Holding, CSN LLC Partner, Management Service Co., CSN Overseas, CSN Panama, S.A., CSN Steel Corp. S.A., Energy I Corp and Tangua Inc.) and in Euros (Lusosider), were converted to Brazilian reais at the exchange rate in effect on December 31, 2003 –R$/US$2.8892 ( R$/US$3.5333 on 2002) and EUR/US$1.26353 ( EUR/US$1.04752 on 2002). The gains/losses originated by this conversion were accounted for in the income statements of the related years, as equity accounting in the parent company and exchange variation in the consolidated. These financial statements were prepared applying the same accounting principles as those applied by the Parent Company.

All intercompany balances and transactions have been eliminated in the preparation of the consolidated financial statements.

The year-end closing dates for the consolidated subsidiaries and jointly owned subsidiaries coincide with those of the parent company.

Consistent with the financial statements for the year ended December 31, 2002, the Company did not consolidate the investee MRS Logística S.A., due to the fact that it does not represent any relevant change to the consolidated economic unit. As of December 31, 2003 and 2002 the Company holds 32.22% of participation in the total capital stock and 18.72% in the investee voting capital stock.

The participation in Itá Energética S.A. is shown as investment available for sale in long-term assets, therefore, was not consolidated.

The reconciliation between shareholders’ equity and net income (loss) for the year of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net income (loss)

	2003	2002	2003	2002

Parent company	7,442,932	4,908,229	1,058,838	(218,615)
Elimination of gain on inventories	(23,561)	(13,047)	(10,514)	7,552
Interest capitalized				14,489
Prior years’ adjustments and other add-backs (*)			(17,322)	1,883
Other adjustments	11	10	11	10

Consolidated	7,419,382	4,895,192	1,031,013	(194,681)

(*) In 2003, the Company recorded the effect of CFN prior years’ results on its first equity/consolidation pick-up (Note 10B).

The Financial Statements only shows changes in the parent company’s stockholders’ equity.

4. TRANSACTIONS WITH RELATED PARTIES

a) Asset

Companies	Accounts receivable	Financial Aplicattion	Mutual/ Current Accounts(1)	Debentures	Dividends Receivable	Advance for future capital	Advance to Suppliers	Total

CSN Cayman	625,552		243,584					869,136
CSN Export Co.	631,718							631,718
CSN Islands II Corp.	58							58
CSN Islands III Corp.	77							77
CSN Islands IV Corp.	48							48
CSN Islands V Corp.	56							56
CSN Islands VII Corp.	201							201
CSN Islands VIII Corp.	2							2
CSN Overseas			550,885					550,885
CSN Panama, S.A.	535		489,433					489,968
GalvaSud S.A.	7,580							7,580
INAL S.A.	34,677							34,677
MRS Logística S.A.	107							107
Exclusive financial investment fund		2,089,716						2,089,716
CSN Energia S.A.	3				117,219			117,222
Others	30,257		1,532	36,000		51,530	39,818	159,137

Total on 2003	1,330,871	2,089,716	1,285,434	36,000	117,219	51,530	39,818	4,950,588

Total on 2002	1,297,072	236,869	91,877	18,000	247,979	4,592	4,703	1,901,092

b) Liabilities

Companies	Loans and Financing				Accounts Payable	Suppliers		Total

	Prepayments	Fixed Rate Notes(2)	Investees Loans	Swap		Associated Companies Inventory	Others
					Mutual/Current Accounts(1)

CSN Cayman	77,665				95,702			173,367
CSN Export Co.	776,679				14,038			790,717
CSN Iron		1,746,702						1,746,702
CSN Islands II Corp.		253,036						253,036
CSN Islands III Corp.		220,915						220,915
CSN Islands IV Corp.		290,239						290,239
CSN Islands V Corp.		433,380						433,380
CSN Islands VII Corp.		874,905						874,905
CSN Overseas	443,273	181,615	100,864		1,035,113			1,760,865
Banco Fibra S.A.				(84,068)				(84,068)
GalvaSud S.A.							42	42
INAL S.A.						23,227	790	24,017
MRS Logística S.A.							37,225	37,225
CSN Energia S.A.					45,126			45,126
Others					1		134,595	134,596

Total on 2003	1,297,617	4,000,792	100,864	(84,068)	1,189,980	23,227	172,652	6,701,064

Total on 2002	966,804	2,358,399	97,819	62,330	1,302,999	28,156	120,913	4,937,420

c) Result

Companies	Income				Expenses

	Revenues from sales and services	Interest and exchange variation	Others	Total	Revenues from sales and services	Interest and exchange variation	Total

CSN Cayman	1,239,412	(181,946)		1,057,466		(44,468)	(44,468)
CSN Export Co.	632,740	(10,229)		622,511		6,378	6,378
CSN Iron						(226,439)	(226,439)
CSN Islands II Corp.						(37,844)	(37,844)
CSN Islands III Corp.						2,434	2,434
CSN Islands IV Corp.						11,691	11,691
CSN Islands V Corp.						24,101	24,101
CSN Islands VII Corp.						79,461	79,461
CSN Overseas		(812)		(812)		(332,074)	(332,074)
CSN Panama, S.A.		12,440		12,440		13	13
Banco Fibra S.A.						117,322	117,322
GalvaSud S.A.	200,634			200,634	2,957		2,957
INAL S.A.	457,525			457,525	11,346		11,346
MRS Logística S.A.					166,923		166,923
Exclusive financial investment fund		(33,139)		(33,139)
Others	8,591	885	72	9,548	296,490		296,490

Total on 2003	2,538,902	(212,801)	72	2,326,173	477,716	(399,425)	78,291

Total on 2002	1,776,585	369,344	163	2,146,092	320,815	2,072,510	2,393,325

CSN Cayman and CSN Iron – The Company has Indirect Participation through Energy I Corp. and CSN Panama S.A, respectively

Others: CFN, CSC, Fundação CSN, CBS – Caixa Beneficente dos Empregados da CSN, FEM, Sepetiba Tecon S.A. ,Cia. Metalic Nordeste, CSN Aceros, CSN Steel, Lusosider, Itá Energética S.A., CSN I S.A. and CSN Participações Energéticas S.A.

These operations were carried out under conditions considered by the Company management as normal market terms and effective legislation for similar operations, being the main ones highlighted below:
(1) Annual Libor + 3% p.y. – indeterminate maturity – CSN Cayman, CSN Export Co., CSN Overseas e CSN Panamá S.A. (part)
      IGPM + 6% p.y – indeterminate maturity – CSN Panama S.A..(part)
(2) Contracts in US$ - interest of 9.5% p.y.. (1 ª tranche) and 8.25% p.y.(2 ª tranche) - maturity 1 ª and 2 ª tranche: 06/01/2007 – CSN Iron

- Interest of 9.5%p.y. – maturity: 03/05/2004 – CSN Islands II Corp
- Interest of 9.75%p.y. – maturity: 04/22/2005 – CSN Islands III Corp
- Interest of 6.85%p.y. – maturity: 06/04/2005 – CSN Islands IV Corp
- Interest of 7.875%p.y. – maturity: 07/07/2005 – CSN Islands V Corp
- Interest of 7.3 and 7.75% p.y. – maturity: 09/12/2008 – CSN Island VII Corp
- Interest of 11% p.y. – maturity 1 ª tranche: 01/23/2004 and 2 ª tranche: 01/29/2004 – CSN Overseas

5. MARKETABLE SECURITIES

	Parent Company		Consolidated

	2003	2002	2003	2002

Short term
Financial investment fund	2,089,716	779,496	2,225,245	802,148
Investments abroad (time deposit)	3,048	13,245	1,134,890	218,731
Fixed income investments	31,380	26,488	65,657	24,381

	2,124,144	819,229	3,425,792	1,045,260
Derivatives		431,899	228,965	431,899

	2,124,144	1,251,128	3,654,757	1,477,159

Long Term
Fixed income investments and debentures (net of probables losses and with holding income tax)	154,458	107,673	169,335	100,571

	154,458	107,673	169,335	100,571

	2,278,602	1,358,801	3,824,092	1,577,730

The Company management applies most of the Company’s financial resources in Investment Fund comprised of Brazilian government bonds and fixed income bonds issued in the Brazil, with monetary or foreign exchange variation.

6. ACCOUNTS RECEIVABLE

	Parent Company		Consolidated

	2003	2002	2003	2002

Domestic market	695,978	894,445	935,143	1,191,763
Subsidiary and Associated Company	42,499	215,008
Other clients	653,479	679,437	935,143	1,191,763

Foreign market	1,142,383	905,682	323,407	154,725
Subsidiary and Associated Company	1,288,372	1,082,064
Other clients	21,585	20,069	410,083	351,176
Exportation Contract Advance	(167,574)	(196,451)	(86,676)	(196,451)

Allowance for doubtful accounts	(98,270)	(84,752)	(144,439)	(105,022)

	1,740,091	1,715,375	1,114,111	1,241,466

7. INVENTORIES

	Parent Compnay		Consolidated

	2003	2002	2003	2002

Finished products	125,740	95,204	272,354	130,120
Products in process	98,034	72,403	106,696	78,275
Raw materials	172,558	128,863	217,272	160,480
Spare parts and maintenance supplies	216,985	166,617	255,961	176,909
Imports in progress	9,083	10,338	11,879	15,366
Others	20,035	11,486	27,645	13,100

	642,435	484,911	891,807	574,250

8 . DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

	Parent Company		Consolidated

	2003	2002	2003	2002

Current assets
Income tax	241,194	231,490	251,609	239,947
Social contribution	61,737	54,447	65,486	55,194

	302,931	285,937	317,095	295,141

Long-term assets
Income tax	636,448	360,391	650,401	389,978
Social contribution	72,456	108,226	77,493	118,818

	708,904	468,617	727,894	508,796

Current liabilities
Income tax	118,795	75,085	119,462	75,752
Social contribution	42,766	27,031	43,006	27,271

	161,561	102,116	162,468	103,023

Long-term liabilities
Income tax	1,780,990	920,681	1,818,851	921,348
Social contribution	641,156	331,445	641,156	331,685

	2,422,146	1,252,126	2,460,007	1,253,033

Income statement
Income tax	146,960	426,887	144,775	446,417
Social contribution	(17,009)	148,560	(17,721)	128,481

	129,951	575,447	127,054	574,898

The sources of the deferred social contribution and income tax of the Parent Company are shown as follows:

	2003				2002

	Income Tax		Social Contribution		Income Tax		Social Contribution

	Short term	Long term	Short term	Long term	Short term	Long term	Short term	Long term

Assets
Nondeductible provisions	107,050	129,600	38,539	47,184	101,073	126,788	36,387	45,643
Taxes under litigation		112,279				71,899
Taxes losses/ Negative basis	131,843	314,734	22,370		124,569	153,681	15,955	61,320
Goodwill amortization		6,232
Others	2,301	73,603	828	25,272	5,848	8,023	2,105	1,263

	241,194	636,448	61,737	72,456	231,490	360,391	54,447	108,226

Liabilities
Deferred exchange variation	25,795	4,841	9,286	1,743	32,585	25,795	11,731	9,286
Income tax and social contribution on revaluation reserve	93,000	1,776,149	33,480	639,413	42,500	890,045	15,300	320,416
Others						4,841		1,743

	118,795	1,780,990	42,766	641,156	75,085	920,681	27,031	331,445

The deferred assets related to income tax losses and social contribution negative basis were set up based on the history CSN's profitability and on projections of future profitability, which were approved by Company's Administration Council. These credits are expected to be completely offset in up to 5 years.

In addition to the credits already recorded, the Company has filed a lawsuit related to the "Plano Verão", claiming the financial and fiscal effects related to the computation of the Consumer Price Index (“IPC”) of January 1989, in the calculation of corporate income tax (IRPJ) and social contribution ("CSL") (refer to Item c).

Reconciliation between expenses and income of current income tax (“IRPJ”) and social contribution ("CSL") of the parent company and the application of the effective rate on net income (loss) before CSL and IRPJ is as follows:

	2003		2002

	IRPJ	CSL	IRPJ	CSL

Net income (Loss) before CSL and IRPJ	1,063,705	1,063,705	(846,662)	(846,662)
( + ) Total interest on capital expenses	(245,521)	(245,521)	(343,482)	(343,482)
( - ) Interest on capital expenses paid			50,000	50,000

Income (loss) before income tax and social contribution - adjusted	818,184	818,184	(1,140,144)	(1,140,144)
-Rate	25%	9%	25%	9%

Total	(204,546)	(73,637)	285,036	102,613
Adjustments to reflect the effective rate:
Equity result	17,873	6,434	207,514	74,705
Interest on capital benefit			12,500	4,500
Provision for earnings from foreign subsidiary	(77,851)	(28,026)	(33,341)	(12,003)
Summer's Plan ("Plano Verão") effects	308,330	60,847
Other permanent addition (writte off)	(5,681)	(8,610)	(6,146)	(7,331)

Parent company's current and deferred income tax and social contribution	38,125	(42,992)	465,563	162,484

Consolidated current and deferred income tax and social contribuition	6,453	(53,911)	465,021	134,949

9. RECOVERABLE PIS/PASEP

As a result of a favorable final decision by the Federal Supreme Court of the unconstitutionality of the Decrees no. 2,445/88 and no. 2,449/88, by the Senate Resolution no. 49/95, and based on the legal counsel opinion, the Company states on December 31, 2003 the amount of R$55,031 (R$49,391 on 2002) in respect of this credit, which includes principal and legal charges.

10. INVESTMENTS

a) Direct participation in subsidiary and jointly controlled companies

	2003					2002

	Number of shares in Thounsand		% Direct Owenership	Net Income (loss) For the year	Stockholders' equity (unsecurred liability)	% Direct Owenership	Net Income (loss) For the year	Stockholders' equity (unsecurred liability)

Companies	Common stock	Preferred stock

Steel and services
GalvaSud S.A.	3,538,540,947		51.00	26,422	15,945	51.00	(140,671)	(44,477)
INAL S.A.	129,999,997		99.99	34,768	293,072
Cia. Metalic Nordeste	75,763,295	4,424,971	99.99	10,964	87,005	99.99	3,614	(13,644)
CSC	1,099,996		99.99	(2)	(4,590)	99.99	(3)	(4,588)
FEM S.A.	376,336		99.99	(66,521)	(56,418)	99.99	(8,177)	(3,597)
CSN I S.A.	600	1,194	99.67		2	99.67		2

Corporative
CSN Overseas	272,950,962		100.00	263,852	1,036,271	100.00	(29,977)	944,618
CSN Energy Corp.	200,000,000		100.00	75,443	530,937	100.00	13,931	557,038
CSN Islands Corp.	50,000		100.00		145	100.00		177
CSN Panama, S.A.	16,870	11,411	100.00	4,386	612,515	100.00	159,330	743,701
CSN Export Co.	1,000		100.00	4,613	4,616
CSN Islands II Corp.	1,000		100.00	(1,869)	(1,724)
CSN Islands III Corp.	1,000		100.00	(580)	(577)
CSN Islands IV Corp.	1,000		100.00	(93)	(90)
CSN Islands V Corp.	1,000		100.00	(153)	(150)
CSN Islands VII Corp.	1,000		100.00	(201)	(198)
CSN Islands VIII Corp.	1,000		100.00	(1,934)	(1,932)
CSN Steel Corp.	1		100.00	12,800	12,733	100.00	(71)	(82)

Infrastructure and Energy
MRS Logistica S.A	35,084,843	74,289,193	32.22	351,882	280,639	32.22	(166,809)	(130,435)
CFN	18,152,882		48.60	(38,678)	(3,037)
Sepetiba Tecon S.A.	12,444,054		20.00	(12,127)	(6,408)	20.00	(64,937)	(31,231)
CSN Energia S.A.	999		99.90	(16,559)	91,829	99.90	10,663	231,546
CSN Participações Energéticas S.A.	997		99.70		1	99.70		1

b) Investment Movement

	2002		2003

Companies	Initial Investment Balance	Balance of provision for loss	Addition Retirements	Equity result (1)	Amortization of Goodwill	Final Investment Balance	Balance of provision for loss	Consolidated

Steel and services
GalvaSud S.A.		(22,684)	17,340	13,476		8,132
INAL S.A.	264,825		(5,409)	34,761	(1,112)	293,065
Cia. Metalic Nordeste	111,066		87,278	13,362	(12,576)	199,130		112,134
CSC		(4,588)		(2)			(4,590)
FEM S.A.		(3,597)	13,700	(66,521)			(56,418)
CSN I S.A.	2					2

	375,893	(30,869)	112,909	(4,924)	(13,688)	500,329	(61,008)	112,134
Corporative
CSN Overseas	944,618			91,653		1,036,271
CSN Energy Corp.	557,038			(26,102)		530,936
CSN Islands Corp.	177			(32)		145
CSN Panama, S.A.	743,701			(131,186)		612,515
CSN Export Co.			3	4,613		4,616
CSN Islands II Corp.			183	(1,907)			(1,724)
CSN Islands III Corp.			3	(580)			(577)
CSN Islands IV Corp.			3	(93)			(90)
CSN Islands V Corp.			3	(153)			(150)
CSN Islands VII Corp.			3	(201)			(198)
CSN Islands VIII Corp.			3	(1,935)			(1,932)
CSN Steel Corp.		(82)		12,815		12,733

	2,245,534	(82)	201	(53,108)		2,197,216	(4,671)
Infrastructure and energy
MRS Logistica S.A				90,432		90,432		90,432
CFN				(1,476)			(1,476)
Sepetiba Tecon S.A.		(6,246)	7,389	(2,425)			(1,282)
CSN Energia S.A.	231,611		(123,382)	(16,435)		91,794
CSN Participações Energéticas S.A.	1					1

	231,612	(6,246)	(115,993)	70,096		182,227	(2,758)	90,432

	2,853,039	(37,197)	(2,883)	12,064	(13,688)	2,879,772	(68,437)	202,566

(1) Do not include Itá energetica´s equity result as shown below under “Itá Energética S.A.”.
(2) Do not include the indirect subsidiaries investment balances. See amounts as follows in the note bellow “Goodwill/Negative goodwill and other indirect investments”

•  GalvaSud

GalvaSud shares were assigned in guarantee of financing contracted by the Company with Unibanco - União de Bancos Brasileiros S.A. and Kreditanstalt Fur Wiederaulfbau.

•  Itá Energética

The Board of Directors decided to sell the company's shareholding in Itá Energética S.A. and as a consequence, the investment balance was transferred to long term assets, not being part of this note equity accounting any more, although accounted by the same method, as determined by Instruction CVM No 247/96, art. 7º. The assets amounts to R$248,691 as of December 31, 2003 (R$ 237,714 on 2003) and the equity result for the year of 2003 amounts to R$7,097 (R$12,385 on 2002). The realization estimated value of such asset is higher than the accounted balance as of December 31, 2003.

•  Metalic

At the CSN Stockholders´ General Meeting, held on September 26, 2002, it was approved the acquisition by the Company of all Cia. Metalic Nordeste issued shares. The acquisition was effected on November 27, 2002 for the price of R$108,500 adjusted, as of July 1, 2002, by the General Market Price Index disclosed by Fundação Getúlio Vargas, plus interest of 12% per year.

The payment of such acquisition was made on a 12 monthly and successive installments, as from November 2002 to October 2003.

The goodwill of R$125,759, recorded upon acquisition of the investment has its economical fundamental based by the future rentability of the company's assets, as Metalic is the only manufacturer of two pieces steel can. By the time it was bought, Metalic had 5% of the market share. This material is an alternative to aluminum, because of its lower cost and better performance, both for the filling aspect as for lithography. To December 31, 2003, the Company amortized R$13,625 of this goodwill, being R$12,576 on 2003 (R$1,049 on 2002).

The Company decided to capitalize Metalic with credits recorded in its accounts receivable , current accounts balances between the two companies and raw material inventories. Such capitalization amounted to R$87,278 on 2003.

•  INAL/CISA

As of April 30, 2003, in continuing the process of corporate reorganization, the merger of INAL into CISA, was approved, and followed by, the change of corporate name from CISA – CSN Indústria de Aços Revestidos S.A. to Indústria Nacional de Aços Laminados- INAL S.A.

Because of such merger, in 2003 the Company amortized the goodwill in the amount of R$1,112.

•  FCA – CFN – CSN Aceros – Sepetiba TECON

On November 7, 2003 CSN and Companhia Vale do Rio Doce – CVRD signed an agreement for the purchase and sale of participations that allowed the Company to hold majority of shares of Sepetiba TECON through the acquisition of 62.5% of the share participation of its parent Company CSN Aceros, and to hold 48.6% of CFN, while CVRD obtained the majority of shares of the Ferrovia Centro Atlântica (FCA). In this transaction, CSN paid R$73 million for the acquisition of the participation in Sepetiba TECON. For the purpose of this transaction, those companies were appraised at their book value .

The transaction for the purchase of part of the investment in CSN Aceros resulted in a loss of R$93 million due to the immediate write-off of the goodwill generated on the transaction, since the disbursement of R$73 million for the acquisition of the investment that showed an unsecured negative balance in the amount of R$20 million.

•  Lusosider

On June 18, 2003, the Company, through its subsidiary CSN Steel Corp, acquired from Banco Espírito Santo de Investimentos S.A. 912,500 shares issued by Lusosider Projectos Siderúrgicos S.A., parent Company of Lusosider Aços Planos S.A., Portuguese laminating company that produces galvanized by immersion and metallic blades, equivalent to 50% of Lusosider total capital, in the amount of EUR10.8 million (US$11.8 million). This acquisition is part of the internationalization strategy of CSN activities.

•  Tangua Inc. e CSN LLC

On October 13, 2003, CSN, through its subsidiary CSN Panama S.A., increased capital in Tangua Inc., through the capitalization of accounts receivable for US$175 million, becoming the holder of 100% of its shares. Tangua Inc., through its subsidiaries CSN LLC Holding and CSN LLC Partner, holds the totality of shares in CSN LLC. The Federal Trade Commission, North-American regulatory agency approved the transaction on October 6, 2003.

•  CSN Energia

In 2003, the subsidiary CSN Energia deliberate the distribution of dividends in the amount of R$ 124,875, in view of the second liquidation of MAE credits. The dividends distributed in 2003 aggregated R$255,635.

•  Goodwill, negative goodwill and other indirect participations

As of December 31, 2003, the Company and its subsidiaries maintained on their consolidated balance sheet the net amount of R$39,217 of investment goodwill, negative goodwill and other indirect participations, as follows: Lusosider Projectos Sierúrgicos S.A. – negative goodwill of R$52,588 based on the expectation of future losses, with the amortization defined for three years; Tangua Inc. – goodwill of R$84.080 based on the expectation of future profits with amortization defined for five years; Indústria Nacional de Aços Laminados – INAL S.A. – goodwill of R$7,539 based on the expectation for future profits with the amortization defined for five years and R$186 of other indirect participations.

11. PROPERTY, PLANT AND EQUIPMENT

		Parent Company

		2003			2002

	Effective rates for depreciations, depletion and amortization ( % p.y)	Cost	Accumulated depreciation depletion and amortization	Net	Net

Land		116,003		116,003	91,366
Machinery and equipment	5.56	10,699,181	(554,569)	10,144,612	6,123,240
Buildings	4.00	794,205	(24,773)	769,432	735,058
Furnitures and fixtures	10.00	92,976	(79,228)	13,748	16,563
Mines and mineral deposits	0.81	1,236,793	(3,270)	1,233,523	1,070,389
Other asset items	20.00	160,024	(74,794)	85,230	109,086

		13,099,182	(736,634)	12,362,548	8,145,702

Construction in progress		67,750		67,750	48,362

Parent company		13,166,932	(736,634)	12,430,298	8,194,064

Consolidated		14,149,147	(1,015,092)	13,134,055	8,975,706

At the Extraordinary General Shareholders’ Meeting held December 19, 2002 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no 183, a revaluation report considering the fixed assets of thermical mill – CTE - II, in the City of Volta Redonda, RJ. The report established an increase in the amount of R$508,433 which composes a new amount of R$970,332 for the assets, already net of the depreciation incurred in the first two years of operation.

At the Extraordinary General Shareholders’ Meeting held April 29, 2003 the stockholders approved, based on paragraphs 15 and 17 of CVM Deliberation no183, a revaluation report prepared by Consult – Consultoria, Engenharia e Avaliações S/C Ltda , considering land, equipment, installations and real estate property in the plants of the Presidente Vargas Mill, Itaguaí, Casa de Pedra and Arcos beside the iron ore mine in Casa de Pedra. The report established an increase in the amount of R$4,068,559 which composes a new amount of R$10,769,704 for the assets, already net of the depreciation.

As of December 31, 2003 and 2002, assets given in guarantee of financial operations amounted to R$2,309,512

Total depreciation, depletion and amortization of the financial year of 2003 was R$607,269 (R$454,233 on 2002), of which R$593,503 (R$435,424 on 2002) appropriated to production cost and R$13,766 (R$18,799 on 2002) to overhead and administrative expenses (amortization of deferred assets is not included).

The portion of the total depreciation and depletion of the Parent Company’s revaluated fixed asset absorbed to results for each year is transferred from the revaluation reserve to retained earnings. During the Financial year ended on December 31, 2003, the net amount of income tax and social contribution was R$198,607 (R$103,090 on 2002).

Construction in progress is mainly represented by a set of investment plans aimed at updating and developing technology to keep the Company competitive, both at the local and international markets. The main plans address environmental protection projects, cost reduction, infrastructure improvement and automation techniques as well as IT. Capitalized financial charges on work in progress on 2003 amounted a net income to R$6,968 (Net expense R$16,976 on 2002).

12. DEFERRED CHARGES

	Parent Company		Consolidated

	2003	2002	2003	2002

Defered exchange variation	1,360,637	2,060,179	1,368,644	2,068,185
Information technology projects	156,320	136,303	161,346	141,329
Othres Projects	186,753	112,421	288,851	207,292

	1,703,710	2,308,903	1,818,841	2,416,806
Accumulated amortization	(1,372,799)	(1,898,680)	(1,412,524)	(1,921,105)

	330,911	410,223	406,317	495,701

The IT projects are represented by automation projects of operating processes that aim at reducing costs and increase the competitiveness of the Company.

The amortization of the IT projects and of other projects on 2003 amounted R$ 43,345 (R$ 32,846 on 2002), of which R$ 31,632 (R$ 17,469 on 2002) appropriated to production cost and R$ 11,713 (R$ 15,377 on 2002) to overhead and administrative expenses.

Based on Provisional Measure no. 3 of September 26, 2001 and CVM Deliberations no. 404 and 409 of September 27 and November 1, 2001, respectively the Company and its subsidiaries MRS Logística and GalvaSud have chosen to defer the negative net results arising from the adjustment of the amounts of credits and obligations in foreign currency, as a result of the exchange rate variation which took place in that year.

The Company deferred the exchange variation in the amount of R$1,360,636 in September 2001 and until December 31, 2003 amortized R$1,257,456(R$130,339 on 2003). The balance will be amortized until 2004, the net movement being as follows:

		Accumulated depreciation including loan settlement

Deferments	Deferred exchange variation	1999	2000	2001	2002	2003	Balance to be amortize on 2004

1999	699,543	(294,279)	(173,779)	(124,107)	(107,378)
2001	1,360,636			(615,173)	(511,944)	(130,339)	103,180

	2,060,179	(294,279)	(173,779)	(739,280)	(619,322)	(130,339)	103,180

13. LOANS, FINANCING AND DEBENTURES

On December 31, 2003, the long-term amortization schedule is shown below:

	Parent Company	Consolidated

2005	1,754,953	1,789,311
2006	1,307,841	1,327,038
2007	2,023,087	532,510
2008	1,814,153	1,329,658
2009	229,554	240,158
2010 to 2024	316,977	1,351,967

	7,446,565	6,570,642

Interest is applied to the external and domestic loans and financing and debentures, at the following annual rates as of December 31, 2003:

	Parent Company	Consolidated

Up to 7%	3,040,470	2,860,290
Between 7,1 to 9%	2,093,060	1,197,044
Between 9,1 to 11%	3,043,494	3,242,355
Above 11%	1,638,028	1,657,724

	9,815,052	8,957,413

Breakdown of total debt by currency of origin:

	Parent Company		Consolidated

	2003	2002	2003	2002

U.S. Dollar	66.89	80.72	71.88	74.29
Yen	10.47	2.77	2.33	3.08
Long-term interest rates - TJLP	2.44	2.29	3.91	7.09
CDI	12.58	7.45	13.78	8.41
Basket of currencies	2.11	2.55	2.48	2.84
Other currencies	5.51	4.22	5.62	4.29

	100.00	100.00	100.00	100.00

The Company carries out derivative operations, in accordance with Note 15, for the purpose of minimizing the risk of relevant oscillation in foreign currency parity.

The guarantees provided for the loans and financing amount to R$4,794,549 as of December 31, 2003 (R$5,298,902 2002), and comprise mainly fixed assets items, bank guarantees, prepayment operations and promissory notes. This amount does not take into consideration the guarantees provided to subsidiaries, joint subsidiaries and associated companies, as mentioned in Note 16.

The tabulation below represents funds raised by the company through its subsidiaries over the year.

Subsidiary	Description	Principal (US$ millions)	Issued Date	Terms (years)	Maturity Date	Interest rate (p.a.)

CSN Islands II Corp.	Notes	85	March/2003	1	March/2004	9.5%
CSN Islands III Corp.	Notes	75	April/2003	2	April/2005	9.75%
CSN Islands IV Corp.	Notes	100	June/2003	1	June/2004	6.85%
CSN Islands V Corp.	Notes	150	June/2003	2	July/2005	7.875%
CSN Export Co.	Securization of receivables	142	July/2003	7	August/2010	7.28%
CSN Export Co.	Securization of receivables	125	August/2003	3	August/2006	7%
CSN Islands VII Corp.	Notes	200	September/2003	5	September/2008	10.75%
CSN Islands VII Corp.	Notes	75	October/2003	5	September/2008	10.75%
CSN Islands VIII Corp.	Notes	350	December/2003	10	December/2013	9.75%

The funds raised in the operations are used for working capital, increasing CSN current ratio.

14. DEBENTURES

(a) First Issue

As approved at the Extraordinary Stockholders' General Meeting and ratified at the Administration Council Meeting, held on January 10, 2002 and February 20, 2002, respectively, the Company issued on February 1st, 2002, 69,000 debentures, nominatives and non convertible, with no guarantee or preference, with unit nominal value of R$10. There have been issued 54,000 debentures from the first series and 15,000 from the second series with a total notional amount of R$ 690,000. However, the credit from negotiation with financial institutions, occurred on March 01, 2002 in the amount of R$699,227. The difference of R$9,277, resulting from the unit price variation between the issued date and the transaction date, is recorded in the stockholders’ equity as capital reserve.

The nominal unit value is being monetarily restated, added by the respective remuneration “pro-rata temporis”, being the first issue corrected by CDI plus 2.75% p.y and the second issue by IGPM plus 13.25% interest. The maturity is expected for 02/01/2005 (First Series) and 02/01/2006 (Second Series), with the option of advance redemption (total or partial) by the issuer’s.

On December 31, 2003 and 2002, the Company repurchased 2,345 debentures of the first series.

(b) Second Issue

As approved at the Administration Council meeting held on October 21 and ratified at the meeting held on December 5, 2003, the Company issued, on December 1, 2003, 40,000 nominative, non convertible debentures, unsecured and without preference in one sole series, for the nominal unit value of R$10. Such debentures were issued for the total amount of R$400,000, being the credits arose from the negotiations with the financial institutions were received on December 09 and 10, 2003, amounting R$401,805. The difference of R$1,805, resulting from the unit price variation between the date of issue and of the effective negotiation is recorded in the stockholders investment as a capital reserve.

The unit notional amount is updated monetarily stated, plus the related remuneration calculated on a pro rata temporis basis, adjusted by 107% of the CDI Cetip. Maturity is foreseen for December 1, 2006.

c)Third issue

As approved at the Administration Council meeting held on December 11, 2003 and ratified at the December 18, 2003 meeting, the Company issued on December 1, 2003, 50,000 nominative and non convertible debentures, unsecured and without preference in two series, at the unit notional amount of R$10. Such debentures were issued for the total value of R$500,000, being the credits arose from the negotiations with the financial institutions were received on December 22 and 23, 2003, amounting R$505,029. The difference of R$5,029, resulting from the variation of the unit price between the date of issue and of the effective negotiation is recorded in stockholders’ investment as a Capital Reserve.

The notional amount of the 1st series is monetarily restated, plus the related pro rata temporis remuneration, adjusted by 106.5% of CDI Cetip and the 2nd series by the IGP-M plus 10% p.y. The maturity of the 1st series is foreseen for December 1, 2006 and of the 2nd series for December 1, 2008.

The deeds for the issue of these three series of debentures have certain restrictive covenants, which have been duly complied with.

15 . FINANCIAL INSTRUMENTS

General Considerations

The Company’s business includes specially flat steel products to supply domestic and foreign market and mining of iron ore, limestone and dolomite to supply the Presidente Vargas Mill needs. The main market risk factors that can affect the Company business are shown as follows:

(a) Exchange Rate Risk

Although most of the revenues of the Company are in Brazilian Reais, as of December 31, 2003, R$6,288,366 of the Company’s consolidated debt were denominated in foreign currency. As a consequence, the Company is subject to changes in exchange rates and manages the risk of these rates fluctuations, that affects the value in Brazilian Reais that will be necessary to pay the liabilities in foreign currency, using derivative financial instruments, mainly futures contracts, swaps, forward contracts and option contracts with banks, as well as investing of a great part of its cash and funds available in securities remunerated by exchange variation.

(b) Credit Risk

The credit risk exposure is managed through the restriction of subsidiaries in derivative instruments to large financial institutions with a high quality of credit. Thus, management believes that the risk of non-compliance by the counterparts is insignificant. The Company does not maintain or issue financial instruments with commercial aims. The selection of clients as well as the diversification of its accounts receivable and the control on sales financing terms by business segment are procedures that the Company adopts to minimize occasioned problems with its commercial partners.

The financial instruments recorded in the Parent Company’s balance sheet accounts as of December 31, 2003, in which market value differs from the book value, are as follows:

	Book Value	Market Value

Investment and goodwill in jontly owned subsidiary - INEPAR	3,727	1,007
Loans and financing (short and long-term)	9,815,052	10,379,226

On December 31, 2003 the consolidated position of derivative agreements outstanding was as follows:

Agreement

	Date	Expiration date	Reference value	Market Value

Foreign exchange swap	Sundry	01/02/2004 a 01/12/2005	US$1,286,003 thousand	(R$576,042)

Variable income swap (*)	Sundry	2/5/2005	US$49,223 thousand	R$228,893

"Cap" Interest Options (semestral Libor)	28/3/2001	31/12/2004	US$100,000 thousand

(*) Refers to no cash swap that, at the end of the contract, the counterpart shall remunerate the variation of variable income assets, inasmuch the subsidiary of CSN Overseas undertake to remunerate the same notional updated value at the pre-fixed rate of 11.5% per annum.

Considering the loss position in the exchange and interest derivatives, the Company recorded the respective market values.

(c) Market Value

The amounts presented as “market value” were calculated according to the conditions that were used in local and foreign markets on December 31, 2003, for financial transactions with identical features, such as: volume and term of the transaction and maturity dates. Mathematical methods are used presuming there is no arbitrage between the markets and the financial assets. Finally, all transactions carried out in non-organized markets (over-the-counter market) are contracted with financial institutions previously approved by the Company’s Board of Directors.

16. COLLATERAL SIGNATURE AND GUARANTEES

With respect to its wholly owned and joint subsidiaries, the Company has – expressed in their original currency - the following responsibilities for guarantees provided (collateral signature and guarantees):

	In Million
Companies	Currency	2003	2002	Expiration Date	Conditions

Cia. Metalic Nordeste	R$	4.8	3.8	15/5/2008	Invoices / garantee given to Banco Santos ref. contracts for the financing of equipment
Cia. Metalic Nordeste	R$	7.2	15.8	01/27/2003 to 01/30/2006	Invoices / garantee given to Banco Rural, BEC and ABC Brasil re. working capital contracts
Cia. Metalic Nordeste	R$	20.1		15/1/2006	Garantee given to the BNDES, for contracts re. financing of machinery and equipment
CFN	R$	18.5	18.5	5/1/2004	Solidary garantee of BBV for working capital purposes
CSN Iron	US$	79.3	79.3	1/6/2007	Promissory Note of Eurobond operation
CSN Islands II	US$	85.0		27/2/2004	Installment of garantee for the CSN emission of Bonds
CSN Islands III	US$	75.0		21/4/2005	Installment of garantee for the CSN emission of Bonds
CSN Islands IV	US$	100.0		4/6/2004	Installment of garantee for the CSN emission of Bonds
CSN Islands V	US$	150.0		7/7/2005	Installment of garantee for the CSN emission of Bonds
CSN Islands VII	US$	75.0		12/9/2008	Installment of garantee for the CSN emission of Bonds
CSN Islands VII	US$	200.0		12/9/2008	Installment of garantee for the CSN emission of Bonds
CSN Islands VIII	US$	350.0		16/12/2013	Installment of garantee for the CSN emission of Bonds
INAL S.A.	R$	2.6	3.6	03/15 and 04/15/2006	Garantee for equipment financing
Sepetiba Tecon S.A.	US$	36.0	36.3	12/30/2004 to 09/15/2013	Garantee for equipment implementation termanal financing
Sepetiba Tecon S.A.	R$	29.3	29.0	12/15/2011 and 01/16/2012	Garantee for financing of 60% of construction work and installations

17. CONTINGENT LIABILITIES AND JUDICIAL DEPOSITS

The Company is currently party to several administrative and court proceedings involving different actions, claims and complaints, as shown below:

	2003		2002

	Deposits	Contingent	Deposits	Contingent

Short term:
Labor		5,757		5,717
Civil		2,239		1,570
Fiscal		181

Parent Company		8,177		7,287

Consolidated		8,177		7,287

Long Term:
Labor	17,633	59,513	16,794	40,982
Civil	3,136	38,926	2,648	26,293
Fiscal	241,972	928,048	195,522	377,525
Income tax	125,271	18,239	125,271	125,271
Social contribution	93,110	42,334	93,110	93,110

Parent Company	481,122	1,087,060	433,345	663,181

Consolidated	502,367	1,201,102	444,068	714,548

The provision for contingencies estimated by the Company’s Management was substantially based on the appraisal of its tax and legal advisors. Such provision is only recorded for lawsuits classified as probable

a) Labor litigation dispute:

As of December 31, 2003, CSN was the defendant in 2,930 labor claims (1,830 on 2002), which required a provision in the amount of R$65,270 (R$46,699 on 2002). Most of the lawsuits are related to subsidiary responsibility, wages equalization, overtime and additional payment for unhealthy and hazardous activities.

The lawsuits related to subsidiary responsibility represent a great portion of the total labor litigations against the Company and are originated from the non payment by the contracted companies of the employees’ obligations, which results in CSN inclusion in the lawsuits to honor, at a subsidiary level, the payment of such obligations.

The most recent lawsuits originated from subsidiary responsibility tend to terminate in relation to CSN due to the procedures adopted by the Company in order to inspect and assure the compliance with the wages and social charges payments, by the creation of the Contract Follow-up Centers since 2000.

b) Civil Actions:

These are, mainly, claims for indemnities among the civil judicial processes in, which the Company is involved. Such processes, in general, are originated from work related accident and occupational diseases related to industrial activities of the Company. For all these disputes, as of December 31, 2003 the Company accrued the amount of R$41,165 (R$27,863 on 2002)

c) Tax Litigation Dispute:

Income Tax and Social Contribution

The Company claims recognition of the financial and tax effects on the calculation of the income tax and social contribution on net income, related to computation of the Consumer Price Index - IPC, occurred in 1989, by a percentage of 51.87%.

In February 2003, part of a favorable final decision by the Federal Regional Court of the 1st Region was judged, granted to CSN the right to recognize part it’s claim , by the percentage of 42.72%, deducting the monetary stated of 12.51% applied to the calculation of the income tax and social contribution. The Company continues to claim the unfavorable part.

As a consequence, in 2003 CSN recorded the amount of R$161,789 for reversal of part of the relates provision for contingency and set up R$207,390 of income tax (IRPJ) and social contribution (CSL) tax credits related to this claim.

As of December 31, 2003, the Company has recorded R$218,381 as judicial deposit (R$218,381 in 2002) and a provision of R$60,573 (R$218,381 in 2002).

In February 2003, the tax authorities assessed the Company for the calculation of prior years’ IRPJ and CSL. On August 21, 2003 a decision was given by the 2nd Team of the Federal Revenue Agency that cancelled such tax assessment, being the Company assessed again, by the tax authorities, for the same matter, in November 2003. The Company set up the provision for contingencies in the financial statements for the year ended December 31, 2003 for R$413,437.

PIS/COFINS – Law 9,718/99

CSN is questioning the legality of Law 9,718/99, which increases the PIS and COFINS calculation basis, including, the financial revenue of the Company. As provision amounts to R$224,488 as of December 31, 2003 (R$183,052 on 2002), which includes legal charges.

The Company obtained a favorable sentence in the first stage of appeal and the process is going through compulsory re-examination by the 2nd Regional Federal Court of Appeals.

CPMF

The Company is questioning the CPMF (Provisional Contribution on Financial Activities) taxation since the promulgation of the Constitutional Amendment No. 21/99. The amount of this provision as of December 31, 2003 is R$187,687 (R$116,197on 2002), which includes legal charges.

The sentence in the court first instance was favorable and the process is being judged by the 2nd Regional Federal Court of Appeals. However, we emphasize that the most recent precedent by the courts has not been favorable to the taxpayers.

CIDE – Contribution for Intervention in the economic domain

CSN disputes the legal validity of Law 10,168/00, which established the collection of the intervention contribution in the economic domain over the amounts paid, credited or remitted to beneficiaries that are not permanent residents of the country, as royalties or remuneration of supply contracts, technical assistance, trade mark license agreement and exploration of patents.

The Company recorded judicial deposits in 2002 and its corresponding provision in the amount of R$21,170 on December 31, 2003 (R$18,400 on 2002), includes legal charges.

The first instance court decision was unfavorable and the process is currently sub–judice in the 2nd Regional Federal Court of Appeals. However, there is not a legal precedent, due to the fact that the issue is very recent. According to the Company’s lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Educational Salary

The Company discusses the unconstitutionality of the Educational-Salary and the possible recovery of the amounts paid in the period from January 5,1989 to October 16, 1996. The provision as of December 31, 2003 amounts to R$29,468 (R$24,331 on 2002), which include legal charges.

The sentence in the legal court first instance was unfavorable and the process is currently sub – judice in the 2nd Regional Federal Court of Appeals. Recently, the Brazilian Supreme Court judged the subject against the taxpayer, which reduces the favorable outcome expectations in this process.

SAT – Workers’ Compensation Insurance

The Company understands that it must pay the “SAT” at the rate of 1% in all of its establishments, and not 3%, as determined by the current law. The amounts of R$42,563 (R$28,065 on 2002) are being accrued as of December 31, 2003, including legal charges.

The sentence at the first stage of appeal was unfaverable and the process is currently in TRF of the 2nd Region. Although there was so far no judgment in the Brazilian Supreme Court, according to the Company’s lawyers, favorable outcome is considered possible. In any case, the Company decided to set-up the respective provision.

Others

The Company also provided for several other lawsuits in respect of FGTS LC 110, Drawback and Freight Surcharge for Renovation of Merchant Marine (AFRMM), whose amount as of December 31, 2003 aggregated R$16,784 (R$7,480 in 2002) including legal additions.

18. STOCKHOLDERS’ EQUITY

(a) Capital stock

The Company’s capital stock on December 31, 2003 and 2002 is comprised of 71,729,261 thousand common shares, all book shares and without par value. Each common share entitles the owner to one vote at the General Meetings of Stockholders.

(b) Revaluation reserve (Parent Company)

This heading covers revaluations of the Company’s fixed assets approved by the Extraordinary General Stockholders’ Meeting held December 19, 2002 and April 29, 2003 which were intended for determining adequate amounts for the Company’s fixed assets at market value. The objective of such procedure is for the financial statements to reflect assets value at a value closer to their replacement value, in conformity with CVM Deliberation no 288 of December 3, 1998.

Pursuant to the dispositions of CVM liberation No. 273 of August 20, 1998, a provision for social contribution and income tax was set up on the balance of revaluation reserve (except land), classified as a long-term liability.

The realized portion of the revaluation reserve, net of income tax and social contribution, is included for purposes of calculating the mandatory minimum dividend.

(c) Capital composition

On December 31, 2003, the main CSN’ stockholders are:

	Number of Shares (In Thousand)

	Common	%

Vicunha Siderurgia S.A.	33,337,091	46.48%
Caixa Beneficente dos Empregados da CSN - CBS	2,604,922	3.63%
Several (ADR - NYSE)	10,792,183	15.05%
Other (Stocks - approx. 26 thousand)	24,995,065	34.84%

Outstanding stocks	71,729,261	100.00%

(d) Investment Policy and Payment of Interest on Stockholders’ Equity/Dividends

On December 13, 2000, the Board of Directors decided to adopt a policy of profit distribution, which, by observing the provision of law no. 6,404, altered by law no. 9,457/97 implies the distribution of all net profit to the stockholders, as long as the following priorities are preserved irrespective of their order: (i) corporate strategy of the Company, (ii) compliance with the Company’s obligations, (iii) making the necessary investments and (iv) maintenance of a good financial situation of the Company.

19. DIVIDENDS AND INTEREST ON STOCKHOLDERS’ CAPITAL

The Company’s shareholders, at the Ordinary and Extraordinary General meetings, simultaneously held on April 29, 2003, approved the distribution of R$506,139 as dividends out of the Investments Reserves balance.

The Company’s by-laws guarantee a minimum annual dividend equivalent to 25% of the net income determined in conformity with the Corporate Law. However, Management is proposing a distribution of an amount exceeding the mandatory minimum dividend, as shown below:

2003

Net Income at the end of the year	1,058,838
Statutory Reserve appropriation	(52,942)
Realization of the Reavaluation Reserve (net of the fiscal effects)	198,607

Basic net income for proposition of dividends	1,204,503

- Proposed dividends	471,779
- Proposed Interest on capital	245,521

Proposed Dividends and Interest on capital	717,300

In conformity with the corporate legislation (article 196 of Law 6,404/76), Management is proposing the retention of the remaining balance of retained earnings under a reserve for investment, aiming the supply of the resources necessary for meeting the Company’s investment budget.

The calculation of the interest on the Company’s own capital is based on the variation of the Long-Term Interest Rate – TJLP on the stockholders’ equity, limited to 50% of the income for the year before the income tax, or 50% of the retained earnings and revenue reserves, whichever is the highest between the two limits, in conformity with current legislation.

In accordance with CVM Deliberation no. 207 of December 31, 1996 and with tax requirements, the Company elected to record the interest paid on shareholders’ equity in the amount of R$245,521, as of December 31, 2003, respectively as an entry to the interest expense account and reverse it in the same account, not appearing in the Statement of Income, in view of the fact that it has no effect on final net income, except for the tax effects recognized on the income tax and social contribution lines. The Company’s Management will propose that the amount of interest on capital be deducted from the mandatory minimum dividend.

20. NET REVENUES AND COST OF PRODUCTS SOLD

	Parent Company

	2003			2002

	Tons (In thousand)	Net Revenues	Cost of Products	Tons (In thousand)	Net Revenues	Cost of Products

Domestic Market	3,069	4,004,414	2,168,365	3,238	3,007,324	1,664,421
Foreign Market	1,824	1,806,705	1,088,769	1,561	1,352,140	699,799

Steel Products	4,893	5,811,119	3,257,134	4,799	4,359,464	2,364,220

Domestic Market		340,862	173,074		239,069	131,971
Foreign Market		18,223	9,221		10,302	6,897

Other Sales		359,085	182,295		249,371	138,868

	4,893	6,170,204	3,439,429	4,799	4,608,835	2,503,088

	Consolidated

	2003			2002

	Tons (In thousand)	Net Revenues	Cost of Products	Tons (In thousand)	Net Revenues	Cost of Products

Domestic Market	3,035	4,201,189	2,249,148	3,344	3,228,811	1,746,427
Foreign Market	1,965	2,322,774	1,302,307	1,626	1,564,846	730,273

Steel Products	5,000	6,523,963	3,551,455	4,970	4,793,657	2,476,700

Domestic Market		424,299	276,878		360,451	264,397
Foreign Market		29,163	9,222		11,201	6,897

Other Sales		453,462	286,100		371,652	271,294

	5,000	6,977,425	3,837,555	4,970	5,165,309	2,747,994

21. CONSOLIDATED REVENUES AND INCOME BY SEGMENT OF BUSINESS

The information by business segment is based on the accounting books in accordance with Corporation Law.

The disclosure by business segment followed the concept of IAS14, as suggested by the Brazilian Securities Commission (“CVM”), providing the means to evaluate the performance in all Company’ business segments.

	Consolidated

	Steel and Services	Corporative	Energy and Infrastructure	Total

Net Revenue	6,945,886		31,539	6,977,425

Cost of Products Sold	(3,756,938)		(80,617)	(3,837,555)

Gross Profit	3,188,948		(49,078)	3,139,870
Operacional Income and expenses
Sales Expenses	(526,619)		(26,385)	(553,004)
Administrative Expenses		(261,295)	(13,148)	(274,443)
Others Operations (expenses)	(192,101)	(33,032)	(4,080)	(229,213)

	(718,720)	(294,327)	(43,613)	(1,056,660)
Net Financial Result		(1,817,393)		(1,817,393)
Net Exchange Variation		781,736		781,736
Equity Adjustment	86,118	(85,182)		936

Operating Income (loss)	2,556,346	(1,415,166)	(92,691)	1,048,489
Non-operating losses	27,637		2,345	29,982

Income before income tax and
social contribution	2,583,983	(1,415,166)	(90,346)	1,078,471
Income Tax and Social Contribution	(531,049)	452,873	30,718	(47,458)

Net Icome (loss)	2,052,934	(962,293)	(59,628)	1,031,013

MAE

The Company’s subsidiary, CSN Energia, carries a balance receivable in respect of the sale and purchase of energy in the Wholesale Electric Energy Market – MAE that, as of December 31, 2003 amounted to R$118,187 (R$393,153 on 2002).

From September 2000 to September 2002, the Company recorded the amounts determined in conformity with the statements provided by the MAE amounted to R$484,185 and to December 31, 2003 CSN received the amount of R$364,389, of which R$91,179 in 2002 and R$273,210 in 2003.

In October 2002, CSN terminated the energy supply agreement with Light, having used, since then, the surplus energy for self consumption at the UVP and at the Arcos and Casa de Pedra mines. Accordingly, as from October 2002, amounts receivable and payable on the MAE became immaterial when compared to the amounts recorded up to September 2002.

Further, with respect to the balance receivable as of December 31, 2003, R$93,751, it refers to amounts due by concessionaires and/or permissionaires under preliminary injunctions for suspending the corresponding payments. The Company’s Management understands that it is not necessary to set up a provision for doubtful accounts in view of the actions being taken by the Company and by the official sector agencies (please refer to subsequent events, item d).

22 . FINANCIAL RESULTS/ NET MONETARY AND FOREIGN EXCHANGE VARIATIONS

	Parent Company		Consolidated
	2003	2002	2003	2002

Financial expenses:
Loans and financing - foreign currency	(185,938)	(176,076)	(322,074)	(316,902)
Loans and financing - Brazilian currency	(196,439)	(178,802)	(216,201)	(186,546)
With subsidiaries	(297,749)	(265,297)
PIS/COFINS on financial revenues	(50,302)	(57,443)	(51,382)	(57,807)
Fiscal interest, fine and interest on arrears	(263,337)	(10,401)	(274,549)	(11,940)
CPMF	(71,777)	(45,295)	(78,006)	(49,053)
Other financial expenses	(28,237)	(72,612)	(89,602)	(44,927)

	(1,093,779)	(805,926)	(1,031,814)	(667,175)

Financial income:
Yield on financial applications net of provision for losses	(24,043)	915,677	5,459	967,588
Exchange Swap	(1,096,376)	760,056	(841,378)	760,056
Exchange Variation Amortization(CVM 404/01)	(270,165)	(270,165)
Other income	62,485	(127,291)	50,340	(124,167)

	(1,057,934)	1,278,277	(785,579)	1,333,312

Net financial income	(2,151,713)	472,351	(1,817,393)	666,137

Monetary Variation
- Assets	20,527	12,331	17,244	51,051
- Liabilities	(46,912)	(69,232)	(50,426)	(75,885)

	(26,385)	(56,901)	(33,182)	(24,834)

Exchange Variation
- Assets	(262,572)	185,978	(138,460)	296,909
- Liabilities	1,502,348	(3,273,716)	1,086,386	(2,824,408)
- Amortization of deferred foreign exchange variation	(130,339)	(349,157)	(133,008)	(351,827)

	1,109,437	(3,436,895)	814,918	(2,879,326)

Net monetary and exchange variations	1,083,052	(3,493,796)	781,736	(2,904,160)

23 . NON-OPERATING INCOME (EXPENSES)

On December 31, 2003, the parent company’s non-operating result, amounted a net revenue of R$26,905 (net expenses of R$18,983 in 2002), and the consolidated amounted a net revenue of R$29,982 (R$14,781 in 2002). to R$29,982 (R$14,781 in 2002). The most expressive item included in these results is the reversion of a provision for probable loss on investment, mainly related to the write–off of advance for future capital increase of CFN.

24 . STATEMENT OF VALUE-ADDED (PARENT COMPANY)

	R$ Million

	2003	2002

Revenue
Products and services sales	7,216	5,379
Allowance for doubtful accounts	(13)	(3)
Non-operating income	27	(19)

	7,230	5,357

Input purchased from third parties
Raw material used up	(1,576)	(1,017)
Cost of products and services	(922)	(702)
Materials, energy, third-party services and others	(456)	(485)

	(2,954)	(2,204)

Gross value-added	4,276	3,153

Retention
Depreciation, amortization and depletion	(635)	(524)

Net produced value-added	3,641	2,629

Value-added transferred
Income from equity stakes	5	785
Financial income / Exchange Variation	(1,300)	1,476

	(1,295)	2,261

Total value-added to distribute	2,346	4,890

VALUE-ADDED DESTINATION
Staff and charges	428	423
Taxes, fees and contributions	1,144	259
Interest of capital stock	(285)	4,427
Retained earnings (loss)	1,059	(219)

The interest on own capital paid in 2003 were calculated based on the capital stock, capital and revenue reserves. As a consequence, these items were not considered in the year value-added destination.

25. STATEMENT OF EBITDA

The Company’s EBITDA (gross profit minus selling, general and administrative expenses, plus depreciation and depletion) is as follows:

	R$ million
	Parent Company		Consolidated
	2003	2002	2003	2002

Net Income	6,170	4,609	6,977	5,165
Gross Profit	2,731	2,106	3,140	2,417
Operating Expenses (sales, general and administrative)	(471)	(480)	(827)	(687)
Depreciation (cost of product sold and operating expenses)	635	524	689	546

EBITDA	2,895	2,150	3,002	2,276

EBITDA-MARGEM %	47%	47%	43%	44%

26. EMPLOYEES’ PENSION FUND

(a) Private Pension Administration

The Company is the principal sponsor of the CSN Employees’ Pension Fund ("CBS"), a private non-profit pension fund established in July 1960, the principal objective of which is to pay benefits complementing those of the official social security. CBS congregates CSN employees, of CSN related companies and entity itself, provided they sign the assent agreement.

(b) Characteristics of the Plans

CBS has three benefit plans:

35% of Average Salary Plan

It is a defined benefit plan, which began on 02/01/1966, with the objective of paying retirements (related to length of service, special, invalidity or old-age) on a life long basis, equivalent to 35% of the participant’s salaries for the 12 last salaries. The plan also guarantees the payment of sickness assistance to the licensed by the Oficial Pension Plan (Previdência Oficial). It also guarantees the payment of funeral grant and pension. The participants (active and retired) and the sponsors make 13 contributions per year, being the same number of benefits paid per year. This plan is in process of extinction, becoming inactive on 10/31/1977, when the new benefit plan began.

Supplementary Average Salary Plan

It is a defined benefit plan, which began on 11/01/1977. The purpose of this plan is to complement the difference between the 12 last average salaries and the Official Pension Plan (Previdência Oficial) benefit, to the retired, and also on a life long basis. As with the 35% Average Salary Plan, there is sickness assistance, funeral grant and pension coverage. Thirteen contributions and payment of benefits are made per year. It became inactive since 12/26/1995, because of the combined supplementary benefits plan creation.

Combined Supplementary Benefits Plan

This plan began in 12/27/1995. It is a mixed plan, being a defined contribution, related to the retirement and a defined benefit, in relation to other benefits (pension, in activity, invalidity and sickness benefit). In this plan, the retirement benefit is calculated based on the sponsor and participants contributions, totaling 13 per year. Upon retirement of the participant, the plan becomes a defined benefit plan and 13 benefits are paid per year.

As of December 31, 2003 and 2002, the plans are presented as follow:

	2003	2002

Members:	18,929	19,198

In activity	7,504	7,540
Retired employees	11,425	11,658

Distribution of members by benefit plan:

35% of Average Salary Plan	6,053	6,297
Active	46	46
Retired employees	6,007	6,251

Supplementary Average Salary Plan	5,572	5,725
Active	447	560
Retired employees	5,125	5,165

Combined Supplementary Benefits Plan	7,304	7,176
Active	7,011	6,934
Retired employees	293	242

Linked beneficiaries:	5,396	5,285

35% of average salary plan	4,220	4,167
Supplementary average salary plan	1,136	1,089
Combined supplementary benefits plan	40	29

Total of Members / Beneficiaries:	24,325	24,483

(c) Insufficiency of Reserve Equalization

On January 25, 1996, the Supplementary Social Security Secretariat – SPC (Secretaria de Previdencia Complementar), through letter no. 55 SPC/CGOF/COJ approved a proposal to equalize the insufficiency of reserves based on value determined on September 30, 1995, monetarily update to December 31, 1995.

Through letter no. 1555/SPC/GAB/COA, of August 22, 2002, confirmed by letter no. 1598/SPC/GAB/COA of August 28, 2002 new proposal was approved for refinancing of reserves to amortize, the sponsors’ responsibility in 240 monthly and successive installments being the 1st to 12 th in the amount of R$958 and from 13th on R$3,133, monetarily indexed (INPC + 6% p.y.), starting June 28, 2002. The contract also foresees the installments anticipation in case of cash necessity in defined benefit plan and the transfer of occasioned deficits/superavits for which the sponsors are responsible to the updated debtor balance, so as to preserve the plans’ balance without exceeding the maximum period of amortization.

(d) Actuarial Liabilities

As provided by CVM Deliberation No. 371, of December 13, 2000, approving the NPC 26 of IBRACON – “Employee’s Benefit Accounting” that established new calculation and disclosure accounting practices, the management of the Company, with its external actuaries, in conformity with the report dated January 30, 2004, determined the effects of this new practice:

	Plan
	35% of Average Salary Plan	Supplementary Average Salary Plan	Combined Supplementary Benefits	Total on 2003

Net present value up covered actuarial obligation	194,308	778,972	390,718	1,363,998
Fair value of plan assets	(126,523)	(519,897)	(416,097)	(1,062,517)

Net present value of obligations excess to assets’ fair value	67,785	259,075	(25,379)	301,481
Allowed deferment adjustement:	(25,390)	(98,966)	14,876	(109,480)
- Not recognized actuarial losses	11,297	21,935	9,061	42,293
- Not recognized asset (liability) increase in the adoption of this pronoucement	(36,687)	(120,901)	5,815	(151,773)
Present value of participants’amortizing contributions	(10,210)	(50,328)	(60,538)

Actuarial liability/ (asset)	32,185	109,781	(10,503)	131,463

Accrued Actuarial liability/ (asset)	32,185	109,781	(5,252)	136,714

With respect to recognition of actuarial liabilities, the amortizing contribution related to the participants’ part to cover the insufficiency of reserve was deducted from the present value of the total actuarial liabilities of the respective plans. Some participants are questioning such amortizing contribution in court; however, the Company, based on its legal and actuarial advisers, understands that said amortizing contribution was duly approved by the Supplementary Social Security Agency – SPC, thus being legally due by the participants.

In addition, in the case of the defined contribution “Plano Milênio” (Supplementary Benefit Mixed Plan), presenting net assets, where the sponsor’s contributions correspond to an equal participant’s contribution counterpart, the actuary understands that the amount equivalent up to 50% of the net actuarial assets may be used to reduce sponsor’s contributions. In view of this, the sponsor opted for recognizing the other 50% of such assets in its accounting records, aggregating R$5,252 in 2003 (R$2,935 in 2002).

Actuarial Liability Recognition

The Administration decided to recognize the actuarial liability adjustment in the results for the period of five years, as from January 1, 2002, being appropriated to 2003 the amount of R$70,719,(65,995 on 2002) in accordance with paragraphs 83 and 84 of NPC 26 of IBRACON and CVM Deliberation No. 371/2000, which, added to related contribution private pension fund outlay, totaled R$123,009(87,986 on 2002).

According to the actuarial calculations prepared under the projected credit unit method, the amounts allocated in 2003 and the amounts to be allocated in 2004 are stated as follows:

	Estimates per Plans

	35% of Average Salary Plan		Supplementary Average Salary Plan		Combined Supplementary Benefits Plan		Total

	2003	2004	2003	2004	2003	2004	2003	2004

Current Service Cost	(121)	(124)	(2,781)	(2,846)	(2,828)	(3,115)	(5,730)	(6,085)
Expected Contribution of Participants	100	124	2,130	2,026	1,957	2,125	4,187	4,275
Interest on actuarial Obligations	(20,190)	(23,079)	(68,861)	(92,485)	(3,912)	(5,006)	(92,963)	(120,570)
Assets expected yield	8,558	16,194	39,364	67,753	5,755	8,683	53,677	92,630
Amortization Cost	(13,746)	(12,229)	(40,300)	(40,300)	1,938	2,084	(52,108)	(50,445)
- Unrecognised actuarial gain or loss	(1,517)					146	(1,517)	146
- Liability/asset increase from the adoption of this pronoucement	(12,229)	(12,229)	(40,300)	(40,300)	1,938	1,938	(50,591)	(50,591)

Impact on results	(25,399)	(19,114)	(70,448)	(65,852)	2,910	4,771	(92,937)	(80,195)

The sponsor’s defined contributions for the mixed supplementary benefit plan for the next year are estimated at R$8,195.

Main actuarial assumptions adopted in the actuarial liability calculation

Methodology Used	Units Methods of Project Credits

Rate for discount of actuarial obligation	13.4% p.y (8% real and 5% inflation)
Rate of expected yield on plan assets	13.4% p.y (8% real and 5% inflation)
Index for estimated salary increase	INPC + 1% (6.05%)
Index for the increase in estimated benefits	INPC + 0% (5.00%)
Long term estimate rate of inflation	INPC + 0% (5.00%)
Biometrical mortality table	UP84 with 3-year aggravation and segregated by sex
Biometrical invalidity table	Mercer Table for entering invalidity
Rate of expected rotation	1% p.y
Probability of entering retirement	The first time the participant qualifies for a benefit

CSN do not have obligations on other after-employees benefit.

27 - INSURANCE

Due to the nature of its operations, CSN renewed, effective to November 4, 2004, its operating risk policy – “All Risks” type – for the Presidente Vargas Mill Plant, Mineração de Casa de Pedra, Mineração de Arcos, Terminal de Carvão- Tecar and CSN PR, in the total risk amount of US$6.9 billion (against damages to property and loss of earnings), equivalent to R$19,7 billion, and maximum indemnity value, per event, in case of claim, amounting to US$750 million (against damages to property and loss of earnings) equivalent to R$2.1 billion.

For the subsidiaries CSN, INAL, Metallic and also non industrial locations, the named risks policies were renewed to be effective to November 4, 2004, for a total risk value of US$212 million, equivalent to R$608 million and maximum indemnity value of US$98 million (damages to property and loss of earnings), equivalent to R$281 million.

The goods and product transportation in the national area policy, the international transportation policy (imports and exports), group life insurance and the general civil liability were renewed.

28. BUSINESS INTERNATIONALIZATION

In accordance with CSN’s international business development strategy, CSN have been acquiring assets in North America and Europe.

a) North America

CSN LLC: CSN Indirect associated company, through CSN subsidiary Panama S.A., which holds shares of Tangua Incorporated that through CSN Partner and CSN Holding owns 100% of CSN LLC shares.

CSN LLC was formed in 2001 with assets and liabilities of the wound up company Heartland Steel Inc., located in Terre Haute, state of Indiana and is a complex comprising cold rolling, hot coil seraping line and galvanization line.

b) Europe

Lusosider: Indirect associated company through the subsidiary CSN Steel S.A., which holds 50% of Lusosider Projectos Siderurgicos S.A., company that holds 99,93% of Lusosider Aços Planos.

Lusosider Aços Planos was formed in 1996, providing continuity to Siderurgica Nacional – Empresa de Produtos Planos S.A., privatized by the Portuguese government in that year. The company is located in Seixal, Portugal, and is composed of a galvanization line and tin plates.

29 – ADMINISTRATION REMUNERATION

The administration fees were fixed at the Extraordinary and Ordinary Stockholders' General Meeting held on April 29, 2003, in the total amount of R$11,000 (R$9,000 in 2002). The remuneration recorded in general and administrative expenses during the year ended December 31, 2003 amounted to R$10,756 (R$8,766 in 2002).

30.SUBSEQUENT EVENTS

a) Debentures

According to the “Private Deed for the Issue of Non Convertible Unsecured Debentures from the Companhia Siderúrgica Nacional First Issue” of February 10, 2002 and in compliance with Instruction CVM no. 358, the Company’s Administration Council approved, at a meeting held on January 7, 2004, the redemption of the totality of debentures of the second issue, object of the Deed, representing a total of 15,000 (fifteen thousand) debentures to be carried out on February 9, 2004.

b) Investments

On January 27, 2004, CSN approved investments of up to US$850 million for an approximate 30-month period as from the engagement, aiming at expanding production capacity of Mina da Casa de Pedra to 40 million tons per annum, expanding the Sepetiba Port for the exportation of iron ore, the installation of a pellet plant with a 6 million p.a. capacity and the reform of the coke battery # 3, aiming at self sufficiency for producing liquid steel at th current capacity.

c) Offering

The Company, through its subsidiary CSN Islands VIII Corp, issued US$200 million in notes in January 2004. The transaction, with maturity in 10 years, has coupon of 9.75% p.a. and the funds raised in this operation will be used as working capital. Increasing the Company’s solvency.

d) CSN Energia

From January 1, 2004 to the date of approval of these Financial Statements, the Company negotiated the receipt of R$16,255 related to the balance due by concessionaires and permisionaires that were under preliminary injunction. Therefore, the balance arising from preliminary injunctions is R$77,496 (Please refer to Note 21).

29. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

The accompanying financial statements have been prepared in conformity with the accounting practices adopted in Brazil.

Certain accounting practices applied by the Company and its subsidiaries that conform to those accounting practices adopted in Brazil may not conform to generally accept accounting principles in other countries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2004

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Otavio de Garcia Lazcano
Otavio de Garcia Lazcano Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.